UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THESECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

HIGHTIMES HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd Penthouse, Los Angeles, CA	90024
(Address of principal executive offices)	(Zip Code)

                   (844) 933-3287
Registrant’s telephone number, including area code

Part II.

USE OF MARKET AND INDUSTRY DATA

This Annual Report on Form 1-K includes market and industry data that we have obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience and participation in these industries. While our management believes the third-party sources referred to in this Annual Report are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this Annual Report or ascertained the underlying economic assumptions relied upon by such sources. Furthermore, internally prepared and third-party market prospective information, in particular, are estimates only and there will usually be differences between the prospective and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Also, references in this Annual Report to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the headings “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Annual Report, including the “Risk Factors” set forth in this Annual Report and contained in the Offering Circular dated March 12, 2018 included in our Form 1-A relating to our proposed offering of Class A Common Stock that was qualified by the SEC on March 12, 2018, identify important factors that you should consider in evaluating our forward-looking statements. The Risk Factors contained in our Offering Circular, as updated in this Annual Report, are incorporated by reference in this Annual Report and should be careful reviewed and considered before making an investment in our Company. These risks include, but are not limited to, the following:

●	Enforcement of existing federal or state regulations concerning the cannabis industry or adoption of new regulations that could have a material adverse effect on our business;

●	Our ability to repay significant short-term indebtedness;

●	Our ability to effectively execute our business plan and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings;

●	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving Cannabis industry;

●	Our ability to deal with anticipated more stringent federal regulations on recreational use of Cannabis which could materially and adversely affect our business; and

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

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Although the forward-looking statements in this Annual Report are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Annual Report or otherwise make public statements updating our forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. BUSINESS

Hightimes Holding Corp. (“Hightimes Holding” or the “Company”) was established in December 2016 for purposes of acquiring 100% of the capital stock of Trans-High Corporation (“Trans-High”) and its subsidiaries (the “THC Group”). Founded in 1974, the THC Group has historically engaged in the publication of a monthly print and on-line magazine and the production and sponsorship of trade shows and events. Our strategic goal is to monetize the intellectual property and “High Times®” brand. Hightimes Holding Corp. and the THC Group (which we sometimes refer to herein as the “High Times Group”) also contemplates various other e-commerce initiatives and licensing of the “High Times®” brand, including the development of an e-commerce store offering clothing and other products associated with cannabis.

The High Times Group does not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, although cannabis and products utilizing or relating to cannabis have been used and sold at the trade shows and festival events operated by the THC Group since 2010 in states that permit the medical and recreational use of cannabis.

The High Times Group comprises businesses across a range of media, including:

●	High Times Magazine: High Times Magazine© is the High Times Group’s inaugural print publication that began in 1974 doing business as “HIGH TIMES®”, has published more than 500 issues; online publication of the High Times Magazine© began in 2008;

●	The Cannabis Cup: The High Times Cannabis Cup™ which the High Times Group believes is the world’s leading marijuana trade show that celebrates the world of cannabis through competitions, instructional seminars, expositions, celebrity appearances, concerts and product showcases;

●	Digital Publishing: HighTimes.com, CannabisCup.com and 420.com are High Times Group’s domain names. HighTimes.com has more than 4.0 million monthly unique users. CannabisCup.com is the hub of the live events hosted by High Times Group and 420.com is a new entity which will sell related products that are used in connection with cannabis; and

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●

Green Rush Daily: As of August 31, 2017, Trans-High, entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news. Under the terms of the agreement, Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, Trans-High entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the Trans-High Group. As partial consideration for obtaining the online sales representative agreement, in August 2017 the Company issued Scott McGovern an aggregate of 577,651 shares of Class A Common Stock.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement, dated March 28, 2017, Trans-High acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by Trans-High. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Stock Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties rescinded the prior employment agreement and the 577,651 share issuance to Scott McGovern in August 2017 and on March 28, 2018 amended and restated the employment agreement with Mr. McGovern. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by the Green Rush Daily division of Trans-High. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by Trans-High “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern was also granted stock options to purchase 289,630 shares of Class B non-voting Common Stock as approved by the Board on December 18, 2017 at an exercise price of $5.54, as per the Company valuation policy following the closing price of the Origo shares on the date of grant, and vesting in thirds on each of December 31, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

The High Times Group believes that it has become the highest regarded news source for the cannabis industry. Due to its unique positioning in the cannabis space, the High Times Group believes that considerable monetization opportunities present themselves in brand licensing and ecommerce. High Times Group intends to leverage its brand and platform to showcase promotions of quality products associated with cannabis to the over 30 million Americans who are enthusiasts for medical and recreational cannabis, as well as to companies who wish to grow and sell cannabis in states where the growing and dispensing of medical and/or recreational cannabis is permitted. High Times Group has expanded our Cannabis Cup™ events into Canada where the use of cannabis for both medical and recreational purposes is expressly permitted.

The High Times Group’s revenue base consists of the sale of tickets for admittance to the Cannabis Cup events, entrance fees to the Cannabis Cup competitive events, recurring print and on-line subscriptions to, and advertising sales in, the High Times Magazine®, and direct merchandising sales, sponsorship sales and licensing fees. The High Times Group manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

The Cannabis Industry and Market Opportunity

We believe that we have strong economic prospects by virtue of the following dynamics of the industry and our competitive advantages:

●	Expanding Legalization of Cannabis: The growing and dispensing of cannabis for medical use is now legal in 29 states and the District of Columbia and seven states either legalized or decriminalized cannabis for recreational use. In addition, California, the world’s sixth largest economy, will begin allowing recreational use of cannabis in early 2018. Despite a conservative political environment in Washington D.C., support for marijuana legalization appears to be rapidly outpacing opposition. According to 2016 Gallup Poll, public support for the legalization of marijuana in the United States has soared from approximately 16% in 1974 to approximately 60% in 2016.

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●	Market Size: According to the Substance Abuse and Mental Health Services Administration, approximately 21 million Americans use marijuana monthly or more frequently. Another 10 million use marijuana on a less frequent basis. This equated to a $3.4 billion industry in 2015. The industry in California alone is projected to grow to $6.6 billion by 2020, and over $23 billion nationally.

●	Market Leader: Despite a number of competitors that have entered the cannabis market space such as Cloud Magazine, Skunk Magazine, Kush Magazine and 420 Magazine, the High Times Group believes that High Times Magazine® still maintains its position as the premier publication and media creator for cannabis related information.

High Times Group Growth Strategy

Increased Number of Festivals, Events and Competitions: High-Time’s vision is to aggressively expand the number of events, including our Cannabis Cup events. The High Times Productions Group hosted four events in 2016 and hosted a total of twenty-two events in 2017, including nine Cannabis Cup events, two of which were international.

Expanding our Digital Publishing Footprint: HighTimes.com has more than 4.0 million monthly unique users, of which 74% are male and 60% are millennials (aged 18-34). 420.com is a new domain name and Internet website with the vision of becoming a leading seller of cannabis-related products.

New Opportunities: Hightimes Holding has engaged Creative Artists Agency (“CAA”) a premier, global agency that represents many of the most acclaimed names in entertainment, media, film, and music. Some of these categories include clothing, merchandise, movies, television, video, music, and comedy.

In addition, on October 6, 2016, Trans-High entered into an agreement with Global Merchandising Services, Inc. under which Global received the exclusive right to develop, manufacture and sell merchandise at the Cannabis Cup events. Under the term of the agreement, we are to receive total advanced payments of up to $420,000 against a royalty of 15% on all T-shirts and 12% on other specialty items sold, and a 70% share of net revenue from on-site event merchandising sales.

High Times® Magazine

Since its founding in 1974 as a print publication, High Times Magazine©, has written about topics ranging from cultivation and legalization, to entertainment and culture, to hard-hitting new exposes on the War on Drugs. High Times Magazine® is a monthly print and digital publication that has been dedicated to furthering the cannabis industry, including educating the public as to the medicinal benefits of cannabidiol (“CBD”) and cannabinoids as well as the recreational uses of marijuana. Hightimes Holding believes that High Times Magazine© is, and has been for a number of years, the preeminent publication source for cannabis information. The High Times Magazine© has featured original works from some of the leading names in counterculture and literature including Truman Capote, Hunter S. Thompson, Charles Bukowski, Andy Warhol, and William Burroughs.

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As of December 31, 2017, the High Times Group has approximately 186,350 monthly subscribers to our print and online High Times Magazine® publications and approximately 5,250,000 monthly unique views to our websites. An additional 66,500 readers receive our monthly newsletter.

The publication is approximately 152 pages per issue, of which approximately 50% is advertising. For the 12 month period from January 1, 2016 to December 31, 2016, High Times Magazine® had advertising revenues of $3,385,107, revenues of $431,412 from newsstand sales, revenues of $494,520 from subscriptions, and revenues of $359,448 from product, licensing, royalties and miscellaneous services. For the 12-month period from January 1, 2017 to December 31, 2017, High Times Magazine® had advertising revenues of $2,411,430, revenues of $339,934 from newsstand sales, revenues of $420,428 from subscriptions, and revenues of $275,021 from product, licensing, royalties and miscellaneous services.

Our print and on-line publications generate revenue primarily through print and digital advertising sales and through circulation and subscriptions fees generated from the sale of subscriptions to its print and digital products. Advertising revenues are subject to seasonality, with revenues typically being highest in our second fiscal quarter due to the end-of-year holiday season in its main operating geographies.

Cannabis Cup Events

The Cannabis Cup® has been a leading cannabis trade show, music festival and experiential marketing event, in which people gather at a venue, featuring live musical performances. Participants at these events can participate in the world of cannabis through competitions, instructional seminars, expositions, celebrity appearances, concerts and product showcases. We seek to present our fan base and festival attendees with a unique festival experience that combines live musical performances and cannabis industry trade show presentations, corporate sponsors and vendors.

The High Times Group does not dispense or sell cannabis or any derivatives of the cannabis plant that are sold by others at the Cannabis Cup Events. Rather, we seek to highlight the promotion of the High Times Group and Cannabis Cup brands through its merchandising efforts and through licensing arrangements. Since 2010, THC Group’s U.S. Cannabis Cup® has been produced and presented at various locations in states that permit the medical and recreational use of cannabis and continues to be hosted at rented third-party venues.

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During 2016, the Cannabis Cup Events generated approximately 68%, of the total consolidated revenues of THC and subsidiaries. Prior to Hightimes Holding’s acquisition of the THC Group in February, 2017, the THC Group increased the frequency of the Cannabis Cup Events in only four venues. Hightimes Holding believes that this harmed THC Group’s financial performance for the fiscal year ended December 31, 2016 due to over saturation of limited marketplaces. As a result, THC Group experienced a dip in revenues from the Cannabis Cup Events, which directly impacted its bottom line and decreased both profit and gross margins.

Following HTH’s acquisition of the THC Group in February 2017, HTH has undertaken measures to further develop the Cannabis Cup Events and festivals. These efforts include a change in the strategy roll-out of the Cannabis Cup Events and festivals along with a reorganization of the upcoming scheduling for the 2017 and 2018 seasons. For the year ended December 31, 2017, the High Times Group conducted 22 live events shows including nine Cannabis Cup. Events and festivals reported $11.04 million in revenues and a gross profit of $0,68 million, as compared to the prior year 12 months ended December 31, 2017 revenues of $9.94 million and a gross profit of $3.25 million. The Cannabis Cup Events have including artists such as Nas, Damian Marley, Wu-Tang Clan, 50 Cent, Redman and Method Man.

The High Times Group intends to develop and drive performance of the Cannabis Cup Events by dedicating capital and additional corporate resources to the production of larger size Cannabis Cup Events at increasingly sizeable venues. The High Times Group also intends to scale back or reduce the frequency of small regional Cannabis Cup Events in order to limit the supply and availability of its festival offerings. The High Times Group believes that such a reorganization of the size and scheduling of the Cannabis Cup Events will result in a concentration of its commercial audience (from existing to potential customers) and subsequently direct its audience to the larger sized Cannabis Cup Events. The High Times Group believes that these changes in its strategic approach will restore historical financial performance and profitability margins, and hopefully increase both profit and gross margins above its historical average and peak. As legalization of cannabis for both medical and recreational markets continue to develop, the High Times Group believes that a strategic shift to larger developed markets for the Cannabis Cup Events will present attractive opportunities.

The High Times Group typically books artists, secure festival sites, provide for third-party production services, sell tickets and advertise the events to attract fans. The High Times Group also provides or arranges for third parties to provide operational services as needed such as concessions, merchandising and security.

The High Times Group earns revenue primarily from the sale of tickets to the Cannabis Cup Events, the sale of entry fees into its Cannabis Cup competitions, and through general advertising. The High Times Group pays its performing artists at the Cannabis Cup Event under one of several formulas, including a fixed guaranteed amount and/or a percentage of ticket sales or event profits. For each Cannabis Cup Event, the High Times Group rents a third-party venue. Revenue is generally impacted by the number of events, volume of ticket sales, ticket prices and the number of participants in the High Times Group’s Cannabis Cup competitions. Event costs such as artist fees and production service expenses are included in direct operating expenses and are typically substantial in relation to the revenue. As a result, significant increases or decreases in promotion revenue do not typically result in comparable changes to operating income.

The High Times Group also generates revenue primarily from the sale of concessions, parking, premium seating, rental income, venue sponsorships and ticket rebates or service charges earned on tickets sold through our third-party ticketing service providers under ticketing agreements. At our Cannabis Cup Events, we outsource the sale of concessions and we receive a share of the net revenue from the concessionaire, which is recorded in revenue with no significant associated direct operating expenses.

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Revenue is generally impacted by the number of events, volume of ticket sales, ticket prices and Cannabis Cup competition entry fees. Event costs such as artist fees and production service expenses are included in direct operating expenses and are typically substantial in relation to the revenue. Since the artist fees are typically fixed guarantees for these events, significant increases or decreases in festival promotion revenue will generally result in comparable changes to operating income.

Ticketing services include the sale of tickets primarily through online and mobile channels but also through phone, outlet and box office channels. Ticketing companies contract with us to sell tickets to events over a period of time. The ticketing company does not set ticket prices or seating charts for events as this information is given to it by the venue and/or promoter in charge of the event. The ticketing company generally gets paid a fixed fee per ticket sold or a percentage of the total ticket service charges. The ticketing company receives the cash for the ticket sales and related service charges at the time the ticket is sold and periodically remits these receipts to the promoter after deducting its fee. The High Times Group sells tickets for the Cannabis Cup Event through its contractual relationships with certain ticketing service providers that present point of sale customer purchasing options on web-based, mobile application, and telephone call center sales platforms.

The High Times Group utilizes a sales force that creates and maintains relationships with sponsors through a combination of strategic, international, national and local opportunities that allow businesses to reach customers through the Cannabis Cup Events, including advertising on our websites, co-sponsorship arrangements and commercial vendor booths at the Cannabis Cup Events. The High Times Group drives increased advertising scale to further monetize the Cannabis Cup Event platform through branded media content, corporate sponsorship and vendor booths. We work with our corporate co-sponsorship clients to help create marketing programs that drive their business goals and connect their brands directly with the High Times Group’s Cannabis Cup audiences and fans of the High Times brand. We also work with other commercial businesses operating within the cannabis industry under the Cannabis Cup vendor program by providing vendor with tables and trade booths to help drive awareness of the vendor’s business by connecting with the High Times Group’s dedicated fan base.

While the High Times Group’s Cannabis Cup Events operate year-round, we generally experience higher revenue during the second and third quarters due to the seasonal nature of shows at its outdoor festivals, which primarily occur from May through October.

In furtherance of Cannabis Cup Event expansion plans, pursuant to an Assignment of Lease and Festival Rights dated August 10, 2017 (the “Bio Cup Agreement”), the High Times Group acquired from Bio Cup Canada Music Festival Ltd. (“Bio Cup”) the right to conduct a Cannabis Cup Event at a designated venue in Vancouver, British Columbia, that was held between August 23, 2017 and August 28, 2017, as well as future events we may sponsor at such venue. In addition to up to CDN$200,000 of the 2017 festival expenses we agreed to assume, we paid to the stockholders of Bio Cup the sum of $375,000 in the form of a THC Group’s 4% unsecured convertible promissory note due December 31, 2018 (“Bio Cup Note”). The Bio Cup Note is convertible into shares of Hightimes Holding’s Class A Common Stock or shares of our successor-in-interest and must be converted into common stock if the holders of such common stock can immediately sell such shares for at least $375,000 prior to the December 31, 2018 maturity date. Bio Cup also has registration rights pursuant to the Bio Cup Agreement for shares issuable upon conversion of the Bio Cup Note.

Our Policies and Procedures for Operating of Cannabis Cup Contests

In connection with each Cannabis Cup Event, the High Times Group engages a fully-licensed third-party cannabis dispensary (each such dispensary, an “Administrator”) to administer all parts of each Cannabis Cup Event. Prior to each Cannabis Cup Event, we enter into a written agreement with the Administrator that sets forth all of its obligations and ensures that the dispensary is properly licensed. We also contract with an independent third-party observer to supervise all activity of the applicable Administrator in connection with each Cannabis Cup Event to ensure compliance with all applicable laws, rules and regulations.

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The High Times Group’s function in the organization and administration of the Cannabis Cup Events is to facilitate registration of contestants and supply Administrators with pre-labelled packaging and explicit instructions for each Event entry. The Administrator exclusively intakes, handles and stores all products that are being entered into the Event for judgment. The Administrator is contractually obligated to maintain the security and safety of the products, and the security and safety of all personnel, contestants and patients on Administrator's premises. At no time does any member of the High Times Group handle, store or distribute any products.

Event contestants also register with the applicable Administrator in advance of the Cannabis Cup Event. On the applicable date(s), contestants will bring their products to the Administrator, and place such products into the official packaging we provide. The Administrator collects the products and distributes it to a contracted panel of licensed cannabis patients (or similarly approved testers) and a licensed pre-approved laboratory for testing and evaluation, in accordance with the Cannabis Cup Event rules provided by the High Times Group. The testers evaluate the products according to pre-determined criteria and submit their votes on the High Times Group’s HTScorebook website. The Administrator provides information and support at our direction but is not permitted to interfere in any way with our process, requirements or software.

In accordance with our Cannabis Cup vendor program, High Times Group explicitly warns all vendors, guests, performers and attendees of the Cannabis Cup Events that they are required to comply with applicable laws concerning the distribution of cannabis in any amount and that the High Times Group does not directly or indirectly sell, promote or condone the illegal sale or distribution of cannabis or marijuana at the Cannabis Cup Events. For more information please see the section in our Offering Circular entitled, “Risk Factors—Risks Relating to the High Times Group.”

Other Business Opportunities

The High Times Group seeks to license the High Times® and Cannabis Cup® trade names, characters and visual and literary properties to various manufacturers, developers and retailers throughout the world. Branded merchandise is sold by its licensees directly through online distribution channels. High Times Group generates revenue primarily from licensing its branded properties, including trademarks and media content, to third parties for use on consumer merchandise. Further, the High Times Group sells its branded merchandise through its direct to consumer internet shopping sites and e-commerce stores. Significant costs include costs of goods sold and distribution expenses, operating labor and retail occupancy costs, product development and marketing.

The High Times Group’s e-commerce websites currently include 420.com, CannabisCup.com and Hightimes.com, with nearly 4.0 million monthly unique users (74% male, 73% millennials (ages: 18-34)). The 420.com website will be a new on-line store, which High Times Group envisions becoming the “everything store” for cannabis-related products.

Our licensing operations cover a diverse range of products and live event categories. The High Times Group licenses the High Times® and Cannabis Cup® brands and properties for use on third-party products or services. High Times Group earns royalties or participate in revenue sharing arrangements with strategic partners, both of which are usually based on a fixed percentage of the wholesale or retail selling price of the products or services.

We intend to increase its efforts to leverage the High Times® and Cannabis Cup® brands. High Times Group is in discussions for the development of branding opportunities, which it will seek to structure as a joint venture, partnership, licensing and royalty agreement.

Below is a sampling of the product licensing, category opportunities High Times Group is exploring:

●	Clothing

●	Rolling Papers

●	Lounges (formally legalized in Denver this election cycle)

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●	Vaporizers

●	Shoes

●	Streetwear

●	Movies, Documentaries and TV: both Historically Scripted and Reality

Intellectual property

We own registered trademarks “High Times®” “Planet Hemp®” and the design for the medical Cannabis Cup. In addition, we also use common law marks that have not been, or due to their nature are unable to be, registered, including, without limitation:

●	POT40

●	COUNTRY FAIR CUP

●	POT SHOTS

●	ASK DR. MITCH

●	TRAILBLAZERS

●	S.T.A.S.H. AWARD

●	HIGH FIVE

●	DANNY DANKO

●	FREE WEED WITH DANNY DANKO

The High Times Group is the owner of the intellectual property related to various publication and other visual (including audio visual works and photographs) and written content, which it distributes through the High Times® Magazine and via its digital distribution channels.

The High Times Group generally relies on trademark, copyright and trade secret laws and employee and third-party non-disclosure agreements to protect its intellectual property and proprietary rights. The High Times Group currently owns trademark protection for its name and logos in the United States, pursuant to certain trademark and copyright applications and registrations worldwide. Further, High Times Group also uses common law marks that have not been, or due to their nature are unable to be, registered with the Trade United States Patent and Trademark Office. Although the High Times Group has been granted registered trademarks by the United States Patent and Trademark Office, there can be no assurance that any trademarks or common law marks relied upon by the High Times Group, if any, will not be challenged in the future, invalidated or circumvented or that the rights granted thereunder or under licensing agreements will provide competitive advantages to the High Times Group.

In addition, there can be no assurance that standard intellectual property confidentiality and assignment agreement with employees, consultants and others will not be breached, that the High Times Group will have adequate remedies for any breach, or that its trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the High Times Group’s efforts to protect its intellectual property will prevent others from unlawfully using its trademarks, copyrights and other intellectual property. Our success depends in part, on its continued ability to license its intellectual property. An inability to continue to preserve and protect its intellectual property would likely have a material adverse effect on its business, operating results or financial condition.

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Government Regulation and Federal Policy of Cannabis

The possession, consumption, production and sale of cannabis has historically been, and continues to be, illegal under U.S. federal law and in many state and local jurisdictions that have not passed legislation to the contrary. A number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis. Eight states (Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon and Washington) have legalized the recreational use of cannabis. 21 states and the District of Columbia have some type of legal status for medicinal cannabis, and variations in laws exist among states that have legalized, decriminalized, or created medical cannabis exemptions. In the other states, the cultivation of cannabis for medicinal or personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical cannabis needing care or that person's caregiver. Active enforcement of state laws that prohibit personal cultivation of cannabis could have a material adverse effect on the business, reputation, results of operations, and financial condition of the High Times Group.

While the High Times Group believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue or be realized, that existing limited markets will continue to be available or that any new markets for cannabis and related products will emerge for the High Times Group. The business plan of the High Times Group is based on the premise that cannabis legalization will expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational uses will grow as it becomes legal to possess and use it and its derivative products, such as oils and certain food items. There is no assurance that this premise will prove to be correct or that the High Times Group will be generate increasing revenues or profits in the future. Moreover, if cannabis legalization is scaled back or reversed at the state level, or if the federal government increases its regulation and prosecution of cannabis-related activities, the ability of the High Times Group to generate revenue and profit could materially and adversely impacted.

Under the federal Controlled Substance Act (“CSA”), the policies and regulations of the federal government and its agencies are that cannabis (marijuana) is a Schedule 1 Controlled Substance that is addictive and has no medical benefit. Enforcement of the CSA, including as it relates to cannabis, is subject to prosecutorial discretion and available resources. In the case of cannabis, and particularly in light of the growing legalization of cannabis at the state level, enforcement of the CSA is uncertain and could change rapidly, leaving businesses such as the High Times Group hard pressed to react and operate their businesses.

In an effort to provide guidance to federal law enforcement, under the Obama Administration, the Department of Justice (“DOJ”) issued Guidance Regarding Cannabis Enforcement to all United States attorneys in a memorandum from Deputy Attorney General David Ogden on October 19, 2009 (the “Ogden Memorandum”), in a memorandum from Deputy Attorney General James Cole on June 29, 2011 and in a memorandum from Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). Each memorandum provides that the DOJ is committed to the enforcement of the CSA, but the DOJ is also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent and rational way.

Under the Trump administration, however, there is a risk that the enforcement of Federal laws under CSA may be “stepped up,” and that the guidance in the Ogden Memorandum and the Cole Memorandum may be overruled, thereby reversing course on the former Obama administration policies towards the Federal regulation of cannabis. On January 4, 2018, Attorney General Jeffrey Sessions revoked the Ogden Memorandum and the Cole Memorandum.  In addition, pursuant to a Presidential Executive Order signed in February 2017, the Attorney General created a Task Force on Crime Reduction and Public Safety to review, and provide recommendations with respect to, strategies to reduce crime, including, in particular, illegal immigration, drug trafficking, and violent crime. According to the Attorney General, one of the mandates of the Task Force is to undertake a review of existing policies in the areas of charging, sentencing, and marijuana to ensure consistency with the Department's overall strategy on reducing violent crime and with Administration goals and priorities. The Task Force was reviewing policies regarding the CSA and accepting recommendations regarding possible amendments through the end of July 2017. However, to date, the Task Force has yet to release those comments or make formal recommendations to change the laws. Should Congress enact legislation to enhance or expand the enforcement of the CSA provisions relating to marijuana, or if the Trump administration, or any future administration, seeks to enforce Federal laws regulating the production, possession, distribution, dispensation, administration, testing, or delivery of cannabis to the detriment of states that have enacted medical or recreational marijuana laws, the future and potential business prospects of the High Times Group would become more challenging, perhaps significantly so. Any such legislation or enforcement policies could adversely affect the business, results of operations, and financial condition of the High Times Group.

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Moreover, Congress enacted an omnibus spending bill for fiscal year 2017 including a provision prohibiting the U.S. Department of Justice (which includes the Drug Enforcement Administration) from using funds appropriated by that bill to prevent states from implementing their cannabis laws. This provision, however, is effective only until September 30, 2017 and must be renewed by Congress in subsequent years. In order to extend the prohibition, it must be specifically included in the fiscal year 2018 Commerce, Justice, and Science (CJS) Appropriations bill. Currently, only the Senate version of the fiscal 2017 CJS Appropriations bill includes the prohibition and the House version does not. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state cannabis laws and who strictly comply with such laws. However, the Ninth Circuit’s opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. As a result, if Congress fails to include the provision prohibiting the U.S. Department of Justice from using funds appropriated by that bill to prevent states from implementing their cannabis laws, and the federal government decides to strictly enforce federal law with respect to cannabis operations, the High Times Group may have difficulty or may be unable to operate all or aspects of its business.

Litigation

The THC Group is involved in a pending litigation in New York State Supreme Court with a former employee who alleges that Trans-High breached his employment agreement and seeks damages of $6,000,000. THC Group has counterclaimed against the former employee. The dispute is in the discovery stage. The High Times Group believes that it has valid defenses and intends to vigorously defend this action.

From time to time we become the subject of litigation that is incurred in the ordinary course of its business. However, to date, no pending or threatened litigation involves and federal or state governmental agency.

Property

The Company leased office space in New York City. The lease agreement, dated December 17, 2012, was set to expire on March 31, 2018 and the monthly rent as of December 31, 2016 was $28,000 per month plus 1.29% of common operating costs. The Company terminated this lease as of August 31, 2017.

The Company leased sales office space in Los Angeles. The lease agreement dated October 1, 2016 expired on October 31, 2017 and had an option to extend at end of term for 1 year. The monthly rent as of December 31, 2016 was $5,000 per month. The Company did not pick up the option, and the lease terminated October 31, 2017.

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 of approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10,000 plus allocated shared costs. The lessor is Pride Media, Inc, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company See “Related Party Transactions.”

 Trans-High also leases approximately 1,000 square feet of executive offices and production space at 119 West 24th Street – 2nd Floor, NY, NY 10011 under a sublease expiring April 2018, but has an option to continue on a month to month basis. Monthly rent is $13,000. The sublessor is Green Rush Daily, Inc., a company owned by Scott McGovern.

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Our Regulation A+ Public Offering and Proposed Origo Merger

Pursuant to our Regulation A+ Offering Circular that was qualified by the SEC on March 12, 2018, Hightimes Holding Corp. intends to offer to the public a minimum of 454,545 shares of our Class A Common Stock for $5,000,000 (the “Minimum Offering Amount”) and up to 4,545,454 shares of our Class A Common Stock (the “Offered Shares”) for up to $50,000,000. We are offering our shares of Class A Common Stock at an initial offering price of $11.00 per share.

All of our shares of Class A Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) consummation of the “Origo Merger” hereinafter described, or (iii) April 15, 2018, subject to our right to extend such date for up to 90 days in our sole discretion (in each case, the “Termination Date”). If we receive and accept subscriptions for $5,000,000 representing the sale of a minimum of 454,545 shares of Class A Common Stock (the Minimum Offering”) on or before the Termination Date, then we will close on the $5,000,000 Minimum Offering Amount and, until the Termination Date, may hold one or more additional closings for additional sales, up to the maximum of 4,545,454 Offered Shares. Until the $5,000,000 Minimum Offering amount is obtained, the proceeds for the offering will be kept in an escrow account Upon achievement of the $5,000,000 Minimum Offering amount and the closing on such amount, the proceeds from the Minimum Offering amount will be distributed to the Company and the 454,545 Offered Shares will be issued to the investors who subscribed for such shares. Upon each additional closing, if any, the proceeds subject to that additional closing will be distributed to the Company and the associated Offered Shares will be issued to the investors who subscribed for such shares.

The shares of Class A Common Stock are being offered directly by the Company and its management on a “best efforts” basis. No commissions or other compensation will be paid to Company management with respect to sales initiated by them.

On March 27, 2018, the Company engaged NMS Capital Advisors LLC, a registered broker/dealer, as its managing selling agent (the “Selling Agent”). The Selling Agent may engage one or more sub-selling agents or selected dealers. However, under the terms of its engagement agreement with the Company, neither the Selling Agent nor any sub-selling agent shall have any marketing or sales obligations other than to process indications of interest forwarded to the Selling Agent or sub-selling agents by the Company or its management. The Selling Agent is not purchasing any of the shares of Class A Common Stock being offered by the Company in the Offering and is not required to sell any specific number or dollar amount of such shares in the Offering.

Under the terms of its engagement agreement with NMS Capital Advisors, the Company has agreed to pay the Selling Agent a commission and fee equal to 3% of all gross proceeds received by the Company in the Offering in consideration for the Selling Agent’s commitment to process orders on behalf of the Company and its management. However, to the extent that the Selling Agent or any sub-selling agent directly sells shares of Class A Common Stock in the Offering to its clients or customers (the “Direct Sales”), the Company has agreed to pay selling commissions on such Direct Sales equal to 7% of the gross proceeds the Company may receive from such Direct Sales of the shares. The Selling Agent and participating broker-dealers, if any, and others shall be indemnified by the Company with respect to the Offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

Pending the approval by the Financial Institute Regulatory Authority (“FINRA”) of the compensation arrangements with the Selling Agent, the Company will only offer and sell its Class A Common Stock to potential purchasers who reside in states in which the Company has registered the offering or obtained an exemption from such registration.

As of the date of this Annual Report, Hightimes Holding has not, as yet commenced the Offering of its Class A Common Stock, although it intends to do so on or before April 15, 2018.

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Prior to the Offering, there has been no public market for our Class A Common Stock. The Company intends to apply to list its Class A Common Stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITM.” However, as further described below, in order to meet the minimum initial listing requirements to list our Class A Common Stock on Nasdaq, we will need to receive a minimum of $20,000,000 of net proceeds from the Offering, after payment of commissions and other Offering expenses. In the event our Offered Shares are not approved for trading on Nasdaq, we expect that the Offered Shares will be quoted on the OTC Market QX Exchange, although we may elect to defer trading our Offered Shares on Nasdaq or the OTC Market if we consummate the Origo Merger described below.

Hightimes Holding has entered into a merger agreement, dated August 4, 2017, as amended on September 25, 2017 and as further amended on February 28, 2018 (the “Merger Agreement”) with Origo Acquisition Corp., a Cayman Islands corporation (“Origo”) whose ordinary shares are currently listed on Nasdaq under the symbol OACQU. Under the terms of the Merger Agreement, a newly formed merger subsidiary of Origo will merge with and into the Company with the Company as the surviving corporation of the merger (the “Origo Merger”), and all existing holders of our Class A Common Stock, all investors who purchase Shares in this Offering, and other holders of the Company’s convertible notes and warrants will receive a minimum of 23,474,178 shares of common stock, $0.0001 par value per share, of High Times Media Corporation, a Nevada corporation (the “Successor Corporation”), that the parties to the Merger Agreement contemplate will be the publicly traded company by reason of the reincorporation of Origo from the Cayman Islands to Nevada. The securities of Origo and its Nevada Successor Corporation are collectively referred to herein as the “Origo Shares.” The total number of Origo Shares to be issued as merger consideration under the Merger Agreement is subject to increase depending on the total net proceeds we receive from this offering of our Offered Shares. As of March 31, 2018, the Origo Shares closed at $10.70 on Nasdaq. Consummation of the Origo Merger is subject to certain conditions, including the continued listing of the Origo Shares on Nasdaq. Under the terms of the Merger Agreement, we and Origo have valued our shares of Class A Common Stock, prior to sales of our Class A Common Stock in this Offering at a minimum of $250,000,000; which valuation and the number of shares of common stock our security holders are entitled to receive in the Origo Merger is subject to increase based on the amount of net proceeds we may receive in this Offering.

 Under the terms of the Merger Agreement, we have the right to unilaterally terminate the Origo Merger at any times subsequent to April 15, 2018. We intend to complete or terminate the Regulation A+ Offering of our Class A Common Stock prior to seeking to consummate the Origo Merger.

We are offering our Offered Shares in the Offering at an $11.00 per share Offering Price, based on a valuation of our Company and its subsidiaries prior to the Offering of $225,000,000. Such Offering Price and our $225,000,000 valuation was determined by management in order to attract investors in this Offering (and as permitted under the Merger Agreement) at 90% of, or a 10% discount to, the $250,000,00 minimum valuation of our Company and its subsidiaries that is set forth in the Merger Agreement. The $225,000,000 valuation of our currently outstanding shares of Class A Common Stock and the $11.00 per share Offering Price of the Class A Common Stock has been arbitrarily determined by Hightimes Holding and is not based on book value, assets, earnings or any other recognizable standard of value. It should be noted that in February 2018, we granted our senior secured lender a warrant to purchase an additional 2.25% of our fully-diluted Class A Common Stock prior to this Offering at an exercise price of approximately $5.28 per share.

In the event that the Origo Merger is not consummated by June 12, 2018, Origo will be required to dissolve and liquidate itself. In such event we will not consummate the Origo Merger and will seek to complete the Offering of our Class A Common Stock and list our shares of Class A Common Stock for trading on Nasdaq. On March 12, 2018, the stockholders of Origo approved an amendment to the articles of association of Origo to extend the date on which Origo may consummate the contemplated merger with the Company or other business combination from March 12, 2018 to June 12, 2018. If we do consummate the Origo Merger and Hightimes Holding is able to meet the minimum initial listing requirements to list our Class A Common Stock on Nasdaq, Hightimes Holding’s Class A Common Stock will be withdrawn from trading on Nasdaq. In any event, it is the intention of Hightimes Holding to complete the Regulation A+ Offering, to apply to list our shares of Class A Common Stock on Nasdaq and seek to obtain such listing, subject to our ability to raise a sufficient amount of net proceeds from the Offering and otherwise meet the minimum initial Nasdaq listing requirements.

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The consolidated balance sheet of the Hightimes Group as of December 31, 2017, reflects a negative stockholders’ equity of approximately $49.5 million. Even after giving effect to a pro-forma estimated $35.2 million increase in our consolidated stockholders’ equity resulting from (a) the anticipated conversion into Class A Common Stock of $28.5 million outstanding principal amount of notes issued to the former stockholders of Trans-High, (b) a $6.5 million increase in stockholders’ equity by reason of our recent acquisition of Green Rush Daily assets and rescission of a stock grant issued in August 2017 to the owner of Green Rush, and (c) the conversion a $350,000 note issued in the BioCup transaction, the High Times Group’s pro-forma consolidated stockholders equity would still be a negative $14.3 million. In order to meet the Nasdaq initial listing requirement of a $4,000,000 tangible net worth, the Hightimes Group would either need to raise a minimum of approximately $18.5 million of combined net proceeds in its Regulation A+ Offering, or upon completion of the Origo Merger, the combined net proceeds received by the Hightimes Group from its contemplated Offering coupled with the net tangible equity of Origo retained by it immediately prior to the Origo Merger would have to aggregate not less than $18.5 million. To the extent that the Hightimes Group continues to incur losses, such combined net cash proceeds that will be required to meet the Nasdaq initial listing requirement will further increase. In addition, upon consummation of the Origo Merger, pursuant to the terms of the Merger Agreement, the combined companies must have a consolidated stockholders’ equity of not less than $5.0 million, as a result of which such required combined net cash proceeds would be $19.5 million or more. There can be no assurance that such minimum stockholders’ equity will be achieved by the combined companies or that, upon consummation of the Origo Merger, Hightimes Holding Class A Common Stock will meet the initial Nasdaq listing requirements or that the shares of common stock of the Successor to Origo upon consummation of the Origo Merger will qualify for continued listing on Nasdaq.

Following completion of the Regulation A+ Offering, Hightimes Holding will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq.

Our Fully-Diluted Equity.

The following tables update the tables set forth in the Form 1-A and Offering Circular to reflect the fully-diluted equity securities to be owned by the various holder of Company securities before and after giving effect to the proposed Origo Merger.

Fully-Diluted Class A Common Stock Before the Proposed Origo Merger

The following table sets forth the number of shares of Company Class A Common Stock to be owned by (a) the current holders of Company Class A Common Stock, (b) holders of Purchase Notes, (c) the holder of Company warrants, (d) ExWorks Capital Fund I, L.P. (“ExWorks”) as holder of a $13,000,000 Company convertible note, assuming such note was fully converted into Class A Common Stock, (e) Bio Cup Music as holder of a $375,000 Company convertible note, assuming such note was fully converted into Class A Common Stock, and (f) investors in this Regulation A+ Offering, based on the sale of 10% (the Minimum Offering), 25%, 50%, 75% or 100% of the 4,545,454 shares of Company Class A Common Stock being offered by the Company in the Regulation A+ Offering. This Offering will be completed or terminated by the Company prior to consummation of the proposed Origo Merger. The Company may unilaterally terminate the Merger Agreement and proposed Origo Merger at any time following April 15, 2018.

Number of Class A Shares Sold	10%	25%	50%	75%	100%
Existing holders of Class A Common Shares	20,062,265	20,062,265	20,062,265	20,062,265	20,062,265
Green Rush Daily	577,651	577,651	577,651	577,651	577,651
Holders of Company Purchase Notes (1)	2,007,042	2,007,042	2,007,042	2,007,042	2,007,042
Investors in the Reg A+ Offering (2)	454,546	1,136,364	2,272,728	3,409,091	4,545,454
Holders of Bio Cup Note (3)	35,211	35,211	35,211	35,211	35,211
Holders of Company Warrant (4)	1,354,373	1,354,373	1,354,373	1,354,373	1,354,373
ExWorks Convertible Note (5)	1,313,131	1,313,131	1,313,131	1,313,131	1,313,131
Total	25,804,218	26,486,037	27,622,400	28,758,764	29,895,127

(1)	Gives effect to a $10.65 per share conversion price of $21,375,000 principal amount of Purchase Notes held by the former Trans-High stockholders, after giving effect to an agreed upon 25% discount of the current $28,500,000 principal amount.

(2)	Consists of purchasers of Company Class A Common Stock in the Reg A+ Offering at an offering price of $11.00 per share.

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(3)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $375,000 convertible note held by Bio Cup Canada Music Festival LTD. Assumes a $10.65 per share conversion price.

(4)	As a result of the execution of Amendment 3 to the ExWorks loan agreement; ExWorks now holds two warrants to purchase a total of 1,354,373 shares of Company Class A Common Stock representing a total of 5.0% of the fully-diluted Company Common Stock prior to the sale of Company Class A Common Stock in the Reg A+ Offering.

(5)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $13,000,000 convertible note held by ExWorks at $9.90, or 90% of the per share offering price in this Regulation A+ offering of $11.00.

The above table does not include outstanding options granted to executive officers, directors and employees of the Company and its subsidiaries under its 2017 Equity Incentive Plan to purchase an aggregate of 1,737,779 additional shares of Company Class A Common Stock.

If the Company completes its Reg A+ Offering, its fully-diluted Common Stock, including the exercise of all outstanding stock options, would be between a minimum of 27,541,997 and a maximum of 31,632,906 shares of Common Stock.

Fully-Diluted Common Stock After the Proposed Origo Merger

The following table sets forth the amount of Merger Consideration in the form of Origo Shares representing voting common stock of Hightimes Media Corporation, a Nevada corporation, (as successor to Origo) that would be received at a value of $10.65 per share by (a) current holders of Company Class A Common Stock, (b) holders of Purchase Notes, (c) the holder of Company warrants, (d) the holder of a $13,000,000 Company convertible note if converted into Origo Shares, (e) Bio Cup Music as holder of a $375,000 Company convertible note, assuming such note was fully converted into Class A Common Stock, and (f) investors in the Reg A+ Offering to be conducted by the Company prior to the consummation of the Merger, based on the sale of 10% (the Minimum Offering) 25%, 50%, 75% or 100% of the 4,545,454 shares of Class A Common Stock being offered by the Company in the Offering.

Number of Class A Shares Sold (1)	10%	25%	50%	75%	100%
Existing holders of Class A Common Shares	18,211,239	18,058,175	18,031,735	18,073,354	18,111,747
Green Rush Daily	575,117	575,117	575,117	575,117	575,117
Holders of Company Purchase Notes (2)	1,821,864	1,806,652	1,803,906	1,808,070	1,811,911
Investors in the Reg A+ Offering (3)	412,607	1,022,905	2,042,701	3,071,124	4,103,530
Holders of Bio Cup Note (4)	31,962	31,695	31,647	31,720	31,788
Holders Company Warrant (5)	1,229,413	1,219.147	1,217,295	1,220,105	1,222,696
ExWorks Convertible Note (6)	1,191,976	1,182,023	1,180,227	1,182,951	1,185,464
Total	23,474,178	23,896,714	24,882,628	25,962,441	27,042,253

(1)	Based on the sale of a minimum of $5,000,000 in the Minimum Offering and a maximum of $50,000,000 of Company Class A Common Stock in the Offering. Pursuant to the terms of the Origo Merger Agreement, the valuation of the Company and its subsidiaries (the “Hightimes Group”), for purposes of calculating the Merger Consideration is subject to increase by $1.00 for each dollar of net proceeds in excess of $5,000,000 that the Company receives in the Offering. If the Company is able to sell 25%, 50%, 75% or 100% of the maximum 4,545,454 Offered Shares in the Offering, it would receive net proceeds of approximately $9,500,000, $20,000,000, $31,500,000 and $43,000,000, respectively (assuming full commissions of 8% are paid to broker/dealers or selling agents and other estimated marketing expenses ranging from between $2.0 million to $3.0 million), which would result in an increase the valuation of the Hightimes Group to $254.5 million ($250.0 million + $4.5 million of estimated net proceeds in excess of $5.0 million), $265.0 million ($250.0 million + $15.0 million of estimated net proceeds in excess of $5.0 million), $276.5 million ($250.0 million + $26.5 million of estimated net proceeds in excess of $5.0 million) and $288.0 million ($250.0 million + $38.0 million of estimated net proceeds in excess of $5.0 million), respectively, with a corresponding increase the number of Origo Shares payable as Merger Consideration from 23,474,178 to as much as 27,042,253 Origo Shares. In the event that the Company is unable to complete the Offering and does not sell any shares of Class A Common Stock, or the net proceeds of the Offering are $5,000,000 or less, the number of Origo Shares Company security holders will receive will remain at 23,474,178 shares, assuming a $10.65 per share price of the Origo Shares.

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(2)	Assumes a $10.65 per share offering price and closing price of Origo Shares as traded on Nasdaq or another Qualified Stock Exchange on the first trading day after the Effective Time of the Origo Merger, which would represent the conversion price of the Company Class A Common Stock then held by the former holders of the Purchase Notes.

(3)	Consists of purchasers of Company Class A Common Stock in the Offering of a minimum of 454,545 shares of Company Class A Common Stock and a maximum of 4,545,454 shares of Class A Common Stock at an offering price of $11.00 per share. The foregoing table reflects the allocable adjustment of the Merger Consideration to the holders of such Company securities.

(4)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $375,000 convertible note held by Bio Cup Canada Music Festival Ltd. Assumes a $10.65 per share conversion price and is adjusted to give effect to the allocable portion of the Merger Consideration.

(5)	ExWorks currently holds two warrants to purchase a total of 1,229,413 shares of Company Class A Common Stock representing a total of 5.0% of the fully-diluted Company Common Stock prior to the sale of Company Class A Common Stock in the Offering. The foregoing table reflects the allocable adjustment of the Merger Consideration to the ExWorks Warrant.

(6)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $13,000,000 convertible note held by ExWorks at $9.90, or 90% of the per share offering price in the Offering of $11.00. The foregoing table reflects the allocable adjustment of the Merger Consideration to the ExWorks Convertible Note.

The above table does not include outstanding options granted to executive officers, directors and employees of the Hightimes Group under its 2017 Equity Incentive Plan to purchase an aggregate of 1,737,779 additional shares of Company Class A Common Stock. Following the Merger such Company option holders will receive a corresponding number of options of Hightimes Media Corporation, the successor to Origo.

Risk Factors

The Risk Factors set forth in our Regulation A+ Offering Circular are incorporated by reference in this Annual Report. In addition, we have updated the following risk factors set forth in the Offering Circular

The net income of High Times Group has declined between 2014 and 2017, which may make it difficult for investors to predict future performance based on current operations.

During the four-year period from 2014 to 2017, the net income of THC and its subsidiaries declined from $3,421,592 in 2014 to net loss of ($24,694,000) in 2017. Although $8,430,000 of the net loss for the year ending December 31, 2017 resulted from non-recurring stock compensation charges and the High Times Group is anticipating a return to profitability commencing in fiscal year 2018, any forecasts the High Times Group makes about its operations may prove to be inaccurate. The High Times Group must, among other things, determine what constitutes appropriate risks, rewards, and level of investment in its publications and events, respond to economic and market variables outside of its control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that the High Times Group will be successful in meeting these challenges and addressing such risks and the failure to do so could have a could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. The decision by Origo shareholders whether to approve the Merger Agreement and the transactions contemplated thereby must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges and uncertainties, the value of the High Times Group could be significantly reduced or completely lost.

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The independent public accounting firm for the Hightimes Group has issued a “going concern” opinion.

The High Times Group is indebted to its senior secured lender in the amount of $13,000,000 pursuant to a loan that matures on February 28, 2020. The High Times Group’s ability to continue as a going concern may depend upon its ability to obtain the necessary financing needed to meet such debt obligation when it comes due. Hightimes Holding plans to provide for its capital requirements that are not met by income from operations by issuing additional equity or debt securities. No assurance can be given that additional capital will be available when required or on terms acceptable to Hightimes Holding. The outcome of this issue cannot be predicted at this time and there is no assurance that, if achieved, the High Times Group will have sufficient funds to meet its obligations and execute its business plan. Partially as a result of the foregoing the independent auditors for the High Times Group has issued a “going concern” opinion in connection with the audit of the 2015, 2016 and 2017 financial statements.

As of December, 31, 2017, the High Times Group had a significant negative stockholder’s equity and Hightimes Holding and/or Origo must raise and/or retain a minimum of approximately $17,500,000 or more in net cash proceeds in order for Hightimes to list its shares of Class A Common Stock on Nasdaq or for Origo to retain its listing of the Origo Shares on Nasdaq upon consummation of the Business Combination.

The consolidated balance sheet of the Hightimes Group as of December 31, 2017, reflects a negative stockholders’ equity of approximately $49.5 million. Even after giving effect to a pro-forma estimated $35.2 million increase in our consolidated stockholders’ equity resulting from (a) the anticipated conversion into Class A Common Stock of $28.5 million outstanding principal amount of notes issued to the former stockholders of Trans-High, (b) a $6.5 million increase in stockholders’ equity by reason of our recent acquisition of Green Rush Daily assets and rescission of a stock grant issued in August 2017 to the owner of Green Rush, and (c) the conversion a $350,000 note issued in the BioCup transaction, the High Times Group’s pro-forma consolidated stockholders equity would still be a negative ($13.4 million). In order to meet the Nasdaq initial listing requirement of a $4,000,000 tangible net worth, the Hightimes Group would either need to raise a minimum of approximately $17.5 million of net proceeds (after all offering expenses) in its Regulation A+ Offering, or upon completion of the Origo Merger, the combined net proceeds received by the Hightimes Group from its Regulation A+ Offering coupled with the net tangible equity of Origo retained by it immediately prior to the Origo Merger would have to aggregate not less than $17.5 million. To the extent that the Hightimes Group continues to incur losses, such combined net cash proceeds that will be required to meet the Nasdaq initial listing requirement will further increase. In addition, upon consummation of the Origo Merger, pursuant to the terms of the Merger Agreement, the combined companies must have a consolidated stockholders’ equity of not less than $5.0 million, as a result of which such required combined net cash proceeds would be $18.5 million or more. There can be no assurance that such minimum stockholders’ equity will be achieved by the combined companies or that, upon consummation of the Origo Merger, Hightimes Holding Class A Common Stock will meet the initial Nasdaq listing requirements or that the shares of common stock of the Successor to Origo upon consummation of the Origo Merger will qualify for continued listing on Nasdaq.

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO COMPLETE THE SALE OF AT LEAST $5,000,000 OF SHARES OF CLASS A COMMON STOCK IN THE REG A+ OFFERING, THAT THE ORIGO MERGER WILL BE CONSUMMATED, OR THAT THE COMPANY WILL BE ABLE RECEIVE ANY SIGNIFICANT NET PROCEEDS FROM EITHER OR BOTH TRANSACTIONS.

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Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

RESULTS OF OPERATIONS:

For the Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

Historical Results

Revenues

(in thousands 000's)	For The Year Ended December 31, 2017	For The Year Ended December 31, 2016	Net Change $	Net Change %

Revenue by Type

Festivals, events, competitions	$11,037	$9,938	$1,099	11.1%
Publishing and advertising	$3,192	$4,303	$(1,111)	-25.8%
Merchandising and branding	$252	$367	$(115)	-31.3%
Total Revenue	$14,481	$14,608	$(127)	-0.9%

Revenue by Geographical Location

US Domestic Revenue	$13,973	$14,604	$(631)	-4.3%
International Revenue	$508	$4	$504	12600.0%
Total Revenue	$14,481	$14,608	$(127)	-0.9%

Total Revenue

2017 vs. 2016

Total revenues decreased by $127, or 0.9%, to $14,481 for the year ended December 31, 2017 from $14,608 for the year ended December 31, 2016. U.S. and international revenues comprised 96.5% and 3.5% of total revenues for the year ended December 31, 2017, respectively, compared to 100% and 0% for the year ended December 31, 2016, respectively. Overall results for revenue being reported for the year ended December 31, 2017 was affected from a decrease due to a write-down of approximately just over a $1,000 in aged accounts receivables that were deemed uncollectable. This was the last major review and adjustment of prior management activity to be cleaned-up.

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Total festival, events, and competition revenues increased by $1,099, or 11.1%, to $11,037 for the year ended December 31, 2017 from $9,938 for the year ended December 31, 2016. Total festival revenue represented 76% and 68% of total revenues for the year ended December 31, 2017 and 2016, respectively. Total festival revenues for the year ended December 31, 2017 were comprised of U.S. revenues of $10,529 or 95% of total festival revenues, and international revenues of $508, or 5% of total festival. Total festival revenues for the year ended December 31, 2016 were comprised of U.S. revenues of $9,938, or 100% of total festival revenues, and $4,000 in international revenues or less than 1% of festivals revenue. The increase in festival revenues was from an increase in the number of events and an increase in the size (attendance and booth space) compared to the number and size of events held in the prior year.

Publishing and advertising revenues showed a decrease of $1,111, or 25.8% to $3,192 for the year ended December 31, 2017, from $4,303 for the year ended December 31, 2016 primarily as a result of lower newsstand revenue, lower print subscriptions, and lower print advertising revenue. Digital subscription revenue was the same in both years but was trending up at the end of the year and into the next fiscal year.

Merchandising and branding revenue showed a decrease of $115, or 31.3% to $252 for the year ended December 31, 2017, from $367 for revenue recorded for the year ended December 31, 2016 due to lower event merchandising sales that was partially offset by an increase the website store revenues as operations were moved from a 3rd party to in-house.

Revenue by Geographical Location

2017 vs. 2016

U.S. revenues decreased by $631, or 4.3%, to $13,973 for the year ended December 31, 2017 from $14,604 for the year ended December 31, 2016 due to a decrease in publishing and advertising revenue, and merchandising sales.

International revenues increased by $504, or 100%, to $508 for the year ended December 31, 2017 from $4 for the year ended December 31, 2016. There was one small spin-off international event in 2016. In 2017 there were a of total of two international events staged in the cities of Amsterdam and Vancouver.

Cost of revenues

Our costs of revenues were composed of the following amounts:

(in thousands 000's)	For The Year Ended December 31, 2017	For The Year Ended December 31, 2016	Net Change $	Net Change %

Festivals, events, competitions	$10,360	$6,684	$(3,676)	-55.0%
Publishing and advertising	$950	$1,112	$162	14.6%
Total Cost of Revenue	$11,310	$7,796	$(3,514)	-45.1%

2017 vs. 2016

The cost of revenues increased by $3,514, or 45.1%, to $11,310 for the year ended December 31, 2017 from $7,796 for the year ended December 31, 2016. Expressed as a percent of revenues, cost of revenues was 78.1% and 53.4% for the year ended December 31, 2017 and 2016, respectively. The total cost of revenues increased (45.1% increase) as revenues decreased (0.9% decrease) for the year ended December 31, 2017 as compared to the year ended December 31, 2016 which increased the cost of revenue as a percent of revenue, and lowered the gross profit margin for the period from 46.6% to 21.9%,

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Festival, events, competitions costs as a percentage of related revenues were 93.9% and 67.3% for the year ended December 31, 2017 and 2016, respectively. The increase in actual festival costs were driven by higher talent and venue production costs to make the events more competitive and attract larger and broader audiences. The smaller increase then projected for the number of events in revenues combined with an overall increase in costs caused the event costs as a percent of revenues to increase. The gross profit for the segment decreased 79.2% from $3,254 to $677 for the years ended September 30 2016 and 2017, respectfully due to higher growth in costs then the growth in revenues. The gross margin on events decreased from 32.7% to 6.1% for the years ended September 30 2016 and 2017, respectfully.

Publishing and advertising costs as a percentage of revenues were 29.8% and 25.8% for the year ended December 31, 2017 and 2016, respectively. Overall the actual costs of publishing decreased from costs savings and lower distribution fees by $162, or 14.6%. The gross profit for the segment decreased 29.7% from $3,191 to $2,242 for the years ended December 31, 2016 and 2017, respectfully due to lower revenues. The gross margin decreased from 74.2% to 70.2% for the years ended December 31, 2016 and 2017, respectfully due to a lower decrease in cost as a percent compared to the decrease in revenue as a percent.

Operating expenses

Our Operating expenses are composed of the following:

(in thousands 000's)	For The Year Ended December 31, 2017	For The Year Ended December 31, 2016	Net Change $	Net Change %

Marketing and advertising	$397	$365	$(32)	-8.8%
Professional fees	$8,933	$1,789	$(7,144)	-399.3%
General and administrative	$7,451	$7,464	$13	0.2%
Total Operating Costs	$16,781	$9,618	$(7,163)	-74.5%

Totals include depreciation expense of $232, and $79 for the year ended December 31, 2017, and 2016, respectively.

2017 vs. 2016

Operating expense increased by $7,163, or 74.5%, to $16,781 for the year ended December 31, 2017 from $9,618 for the year ended December 31, 2016. Expressed as a percent of revenues, Operating expenses increased to 116% for the year ended December 31, 2017 from 65.8% for the year ended December 31, 2016. The increase is due to a one-time equity compensation charge of $6,689 for stock grants and $1,741 for stock options granted. Adjusting for these one-time charge total operating costs would be $8,351 for the year ended December 31, 2017, which would have been a $1,267, or 13.2% decrease from the $9,618 recorded for the year ended December 31, 2016.

Marketing and advertising expense increased by $32, or 8.8% to $397 for the year ended December 31, 2017 from $365 for the year ended December 31, 2016. The Company has continued to better align marketing and advertising expenses with the level of revenues of each area, and was able to keep costs with in the same ratio of revenues to support higher overall revenues. Expressed as a percentage of revenues, marketing and advertising showed a small increase at 2.7% for the year ended December 31, 2017 compared to 2.5% for the year ended December 31, 2016.

Professional fees increased by $7,144, or 399%, to $8,933 for the year ended December 31, 2017 from $1,789 for the year ended December 31, 2016. The increase in professional fees is due to a stock grant that created a $6,689 non-cash equity compensation charge to the books. Adjusting professional fees for this one time charge the costs would be $2,244 for the year ended December 31, 2017 an increase of $455, or 25.4% from the same period as last year due to the cost of corporate merger activity increasing legal, auditing fees, and other financials and investor services.

General and administrative expenses decreased by $13, or 0.2%, to $7,451 for the year ended December 31, 2017 from $7,464 for the year ended December 31, 2016. The decrease in general and administrative expense was the result of lower payroll costs and a general reduction in related costs due to fewer employers including benefit costs and travel and entertainment. The Company’s continued focus on cost-management efforts on controlling basic operating costs during the transition resulted in a decrease in costs in most of the general and administrative accounts. When excluding the stock option non-cash compensation expense of $1,741 total general and administrative costs were $5,710 for the year ended December 31, 2017, a decrease of $1,754 or 23.5% compared to the $7,464 recorded for the year ended December 31, 2016. Expressed as a percent of revenues, general and administrative expense increased to 51.5%) 39.4% if adjusted for the stock option expense) for the year ended December 31, 2017 from 51.1% for the year ended December 31, 2016.

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Depreciation expense

2017 vs. 2016

Depreciation expense increased by $152, or 192% to $232 for the year ended December 31, 2017 from $79 for the year ended December 31, 2016. The increase was due to additional capital expenditures of $654 being placed into service late in the year ended December 31, 2016 causing on going depreciation expense to increase in the current year prior the prior year. There is only $17 in capital expenditures placed into service in the year ended December 31, 2017.

Operating loss from continuing operations

2017 vs. 2016

Our net operating loss increased $10,804, or 385%, to $13,610 for the year ended December 31, 2017 as compared to a $2,806 loss for the year ended December 31, 2016. Operating net loss margin increased to 94.0% for the year ended December 31, 2017, from 19.2% for the year ended December 31, 2016. The increase in the net operating loss as a percent of revenue on higher revenues was primarily due to the one-time stock grant equity compensation charge of $6,689 and $1,741 stock option equity compensation expense. Adjusting for these one-time charges the net operating loss would be $5,180 for the year ending December 31, 2017, an increase in the loss reported for the year ended December 31, 2016 of $2,374, or 84.6% increase.

Interest expense, net

2017 vs. 2016

Our net interest expense, increased $4,432 to $4,558 for the year ended December 31, 2017 as compared to $126 for the year ended December 31, 2016. There was an increase in total new interest-bearing loans as part of the period transaction in acquiring Trans-High Corporation,that was only partly offset in the retiring of prior year loans. The new major loans were for the purchase ($30,000 original principal) of prior THC shares, and for working capital ($11,500 principal at year end).

Change in fair value in derivative

2017 vs. 2016

The Company issued a warrant to their senior loan holder for the line of credit that was used to finance the acquisition of Trans-High Corporation. The warrant is deemed a derivative due to the terms that it exercises into 2.75% of Common A Shares based on the number of issued shares at the time of it being exercised. The initial fair value of the warrant was $570. The fair value of the warrant was $3,950 for the year ending December 31, 2017. The change in the fair value of the derivative of $3,380 was recorded it as Other Expense.

Change in fair value of investment securities

2017 vs. 2016

The Company received common shares from Cannabis Sativa Inc in lieu of cash payment for a lock-up event service agreement valued at $1,000. The investment was classified as a Level 1 financial instrument at December 31, 2017. The Company recorded a $1,134 change in fair value of investment securities for the year ended December 31, 2017. There were no investment securities held by the Company for the year ended December 31, 2016.

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Change in fair value of convertible notes

2017 vs. 2016

The modified terms under the Second Amendment for the Company’s senior secured note were considered substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. Based on the modification the new note was recorded using the fair value method. The net change in the fair value of the note resulted in a loss of $1,117, which is included in other non-operating expense for the year ended December 31, 2017. There was no similar transaction or modification of debt for the year ended December 31, 2016.

Loss on debt extinguishment

2017 vs. 2016

The modified terms under the Second Amendment for the Company’s senior secured note were considered substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. As such, the Second Amendment was accounted for as a debt extinguishment, resulting in a loss on debt extinguishment of $1,231, which is included in other non-operating expense for the year ended December 31, 2017. There was no similar transaction or modification of debt for the year ended December 31, 2016.

Finance charges

2017 vs. 2016

Finance charges were $1,919 for the year ended December 31, 2017 as compared to none recorded for the year ended December 31, 2016. These new charges were related to the cost of new debt that was taken out for the Trans-High Corporation acquisition, that also caused the increase in interest expense.

Other net Income and Expenses

2017 vs. 2016

Other net income and expenses was a net expense of $13 for the year ended December 31, 2017, as compared to a net income of $6 for the year ended December 31, 2016. The decrease was due to adjustments of prior year uncleared deposit activity in recently closed bank accounts. This was part of the yearlong review and clean-up of prior management balance sheet activity.

Net loss

2017 vs. 2016

Our net loss increased by $21,768 to a net loss of $24,694 for the year ended December 31, 2017, as compared to a net loss of $2,926 for the year ended December 31, 2016. The increase in net loss was primarily the result of the factors noted above with respect to our loss from continuing operations and increase in non-operating expenses.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of December 31, 2017 gives effect to effect to a pro-forma estimated $36.0 million increase in our consolidated stockholders’ equity, currently a negative ($49.455 million), resulting from (a) the anticipated conversion into Class A Common Stock of $28.5 million outstanding principal amount and $0.88 million in accrued interest of notes issued to the former stockholders of Trans-High, (b) a $6.25 million increase in stockholders’ equity by reason of our recent asset purchase Green Rush Daily that includes the website and content, and (c) the conversion a $375,000 note issued and $6,000 in accrued interest in the BioCup Music Festival transaction. The unaudited pro forma stockholders’ equity for the year ended December 31, 2017 gives effect to such transactions as if they had occurred as of the end of the period.

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Hightimes Holding Corp.
Consolidated Pro-Forma Balance Sheet
(in thousands, except shares)

	December 31, 2017	Pro Forma Adjustments		Pro-Forma assets, liabilities, and stockholder's equity
				(unaudited)
Assets
Current assets
Cash and cash equivalents	$118	$-		$118
Accounts receivable, net	369	-		369
Income tax receivable	25	-		25
Investment securities at fair value	2,134	-		2,134
Employee advances	4	-		4
Deferred costs and prepaid expense	358	-		358
Total current assets	3,008	-		3,007

Fixed assets and technology, net	671	-		671
Intangible assets	375	6,750	2	7,125
Other assets	15	-		15
Total assets	$4,069	$6,750		$10,819

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$5,159	$(881)	(1)	$4,772
		500	(2)
		(6)	(3)
Revolving line of credit, net	-	-		-
Derivative liability	4,052	(86)	(3)	3,966
Deferred revenue	1,461	-		1,461
Capital lease obligation - short term	25	-		25
Notes payable - non-related party	125	-		125
Notes payable - related party	267	-		267
Convertible notes, fair value	13,631	-		13,631
Convertible notes payable	304	(304)	(3)	-
Convertible share purchase note - related party, short-term	7,500	(7,500)	(1)	-
Total current liabilities	32,524	(8,277)		24,247

Capital lease obligation - long term	-	-		-
Convertible share purchase note - related party, long term	21,000	(21,000)	(1)	-
Total liabilities	53,524	(29,277)		24,247

Stockholders’ deficit:
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 19,047,990 issued and outstanding as of December 31, 2017 and 22,580,047 Pro-Forma shares issued and outstanding as of December 31, 2017, respectively (4)	2	-		2
Additional paid in capital	2,485	29,381	(1)	38,583
		6,250	(2)
		467	(3)
Accumulated deficit	(51,942)	(71)	(3)	(52,013)
Total stockholders' deficit	(49,455)	36,027		(13,428)
Total liabilities and stockholders’ deficit	$4,069	$6,750		$10,819

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Footnotes to the December 31, 2017 Pro-Forma Balance Sheet:

(1) Gives pro-forma effect to the conversion upon consummation of the Regulation A+ Offering or Origo Merger of $28,500,000 principal amount of convertible notes issued to the former Trans-High stockholders in February 2017, plus $880, 500 of accrued interest on the notes.  Under agreements between the Company and the noteholders, the principal amount of the notes are discounted by 25% to $21,375,000 and, including $880,500 of accrued interest, are subject to  conversion at a price of $10.65 per share into 2,089,718 shares of Company Class A Common Stock or Origo Shares.

(2) Gives pro-forma effect to the March 2018 acquisition by Trans-High of certain assets of Green Rush Daily LLC in exchange for the issuance to Green Rush of 577,651 shares of Class A Common Stock plus a commitment to pay Green Rush an additional $500,000 on or before September 30, 2018.   The transaction was valued at $6,750,000, inclusive of the cash.  As part of the purchase, a stock grant of 577,651 shares made in August 2017 to the current owner of Green Rush was rescinded and cancelled.

(3) Gives pro-forma effect to the automatic conversion into Class A Common Stock upon consummation of the Regulation A+ Offering of a $350,000 principal amount convertible note, plus accrued interest, issued in August 2017 to Bio Cup Music Festival Ltd. in connection with the acquisition of the right to conduct  Cannabis Cup Events at a designated venue in Vancouver, British Columbia.  Such note plus accrued interest will convert into 35,775 shares of Class A Common Stock

(4) Gives pro-forma effect to an increase in the 19,876,903 shares of Class A Common Stock outstanding as at December 31, 2017, by reason of the issuance of an additional 2,703,133 additional shares of Class A Common Stock in connection with (a) the automatic conversions of the notes referred to in footnotes (1) and (3) above into 2,125,493 additional shares of Class A Common Stock, and (b) the issuance of 577,651 shares of Class A Common Stock to Green Rush Daily.

The accompanying notes are an integral part of these consolidated pro forma financial statements

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Item 3.	DIRECTORS AND OFFICERS

Our executive officers and directors and their business experience follows:

Name	Age	Position	Length of Service

Adam E. Levin	38	Chief Executive Officer, President and Chairman of the Board	Inception to Present
David Peck	36	Vice President of Business Development	Since March 15, 2017
David Newberg	60	Vice President of Finance and Chief Financial Officer	Since June 2017
Brian Rucker	42	Senior Vice President of Events and Partnerships	Since January 2018
Colin Conway	33	Secretary and Director	Since January 2017
Coleen Manley	59	Director	Since March 3, 2017
Eleanora Kennedy	76	Director	Since March 3, 2017
Justin Ehrlich	39	Director	Since October 2017
Stormy Simon	49	Director	Since November 2017

During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Adam Levin, Chief Executive Officer and Chairman of the Board. Adam Levin is the founder of Hightimes Holding and has served as its Chairman and Chief Executive Officer, since its inception in December 2016. In March, 2017, Mr. Levin led the acquisition of Trans-High Corporation and has served as Chief Executive Officer of the Hightimes Group since March 2017. He brings over 15 years of leadership experience running Internet-based technology and e-commerce companies to his role as Chairman and Chief Executive Officer.  Mr. Levin has been Managing Director of Oreva Capital Corp, since September 2016 and for five years prior to that was the Managing Director of Vert Capital Corp where he oversaw the day to day operations of the firm and led the acquisition of a number of companies. He has extensive experience in the fields of mobile, social networking, entertainment as well as venture capital and merger and acquisition strategies. Mr. Levin has been a featured speaker at CES, MIPTV, MONY Conference, CTIA, Wireless Influencers, and has been featured in The Wall Street Journal, The NY Times, Fortune, Bloomberg and Entrepreneur Magazine. He has appeared on CNN, NPR, MSNBC, HBO and Fox News.  Mr. Levin also served as Chief Executive Officer and a director of Bebo.com, Inc., a social networking and content website, from 2010 to 2012. Bebo.com, Inc., filed for protection under Chapter 11 of the United States Bankruptcy Code in May 2013. Mr. Levin was an officer of Bebo within the two-year period prior to the filing of the Chapter 11 petition but had resigned as an officer and director prior to such filing.  Mr. Levin currently serves on the board of directors of Pride Media, Inc., and previously served as the Chairman of the Board of Directors of Pixelmags until its sale in 2016.  Mr. Levin earned a BA from Thomas Edison State College. We believe Mr. Levin’s extensive leadership experience in social media; e-commerce companies and venture capital will benefit the Company’s development.

David Peck, Vice President, Business Development. Mr. Peck is the Vice President of Business Development for the Company and is responsible for international and domestic licensing and partnerships. He also oversees the company’s e-commerce and online education strategy. Prior to High Times David ran business operations at Sock Panda, a global e-commerce company. At SockPanda he negotiated partnerships with Amazon, Facebook, and Girl Scouts of America. Ultimately, he oversaw the sale of the company to a private equity firm. Prior to Sock Panda Mr. Peck served as a business development executive at Sony where he developed seven-figure revenue generating partnerships with Roku, TiVo, and other technology companies. Mr. Peck earned a BA from Brown University and holds an MBA from the University of Southern California. We believe Mr. Peck’s experience in business development and partnerships will benefit the Company’s growth.

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David Newberg, Vice President of Finance. Mr. Newberg has over 25 years’ experience and is a veteran in executive finance. From 1989 to 2004, he served as VP of Finance at Rhino Entertainment, a subsidiary of Warner Music (Time Warner Corporation) where he directed company accounting and finance operations for all business units, growing from a $20 million independent company to over $600 million globally. From 2005 to 2007, he served as Chief Financial Officer of Live Universe Inc., a start-up company that owned over 40 social/music media, websites, where he was responsible for directing all company accounting, finance, and human resource functions. Previously he was Chief Financial Officer of Delta Entertainment Corporation, a self-distributing entertainment company that wholesales audio/video products. Other companies David has been involved with in providing CFO consulting or running operations were SMC Entertainment (a public OTC music label), NXTM, Scopely, and The Wrap. Mr. Newberg has a BS in Accounting and Finance, and a MS in Finance from CSU-Long Beach. David has an active CPA license and is also a CMA, CFM, and CFP.

Brian Rucker, SVP Events & Partnerships. Mr. Rucker is the Senior Vice President of Events and is responsible for the international strategy, implementation and execution of High Times events, including the company’s signature “Cannabis Cup” music and lifestyle series. Previously, Brian was Head of Live Industry Relations & Partnerships at Pandora Media, where he oversaw all business development and marketing partnerships with promoters, festivals, artist managers and talent agencies. In his role, Mr. Rucker developed and executed industry-first integrated advertiser brand sales campaigns, artist pre-sale tour programs, national live streaming festival content partnerships and was a key leader in the integration efforts and subsequent revenue results related to the Ticketfly acquisition.   At Pandora, Mr. Rucker negotiated and executed partnerships with a cross section of entities, including: Country Music Association (CMA), Vans Warped Tour, AEG/The Rolling Stones, Lucky Man Management/Jack Johnson, Twitter, Toyota, Goldenvoice/Stagecoach and Live Nation-C3/Lollapalooza. Previous to Pandora, Mr. Rucker has held past executive management roles at Townsquare Media, Live Nation and Wasserman Media Group, where he led business units in the creation, implementation and profitability of live entertainment properties, including large scale music festivals and lifestyle tours. Brian lives in Los Angeles with his wife and 2 children and is a graduate of the University of California-Berkeley. We believe Mr. Rucker’s expertise in the strategic planning, promotion and execution of festivals and live events will scale the business and positively impact the Company’s growth and revenue.

Colin Conway, Secretary and Director. Since October 2016, Mr. Conway has been a managing director of Oreva Capital Corp., a Los Angeles based merchant bank focused on making direct investments in diversified, private operating companies.  Mr. Conway participated in the acquisition of Trans High Corporation in March 2017.  For four years prior to Oreva Capital Mr. Conway served as a managing director at Vert Capital Corp., where he led the business development team and participated in the acquisition and restructuring of private operating companies in various industries including digital media, Internet, software, and apparel. From 2010 to 2012, Mr. Conway was previously an associate director at Weston Capital Management, LLC, a Connecticut based Hedge Fund and Fund of Funds. We believe Mr. Conway’s banking, investment and marketing, as well as his experience with companies operating in the media and internet industries, will be an asset to our Board of Directors.

Colleen Manley, Director. Ms. Colleen Manley has served as a director of High Times Holding Corp. since March 2017 and for the past five years has served as a director of Trans-High Corporation. Ms. Manley is an attorney a member of the Arizona State Bar since 1985. She is a partner of Manley Law one of Arizona's oldest family law practices. She specializes in working with and representing multi-family offices in Arizona as well as other jurisdictions. Ms. Manley has also been a Director at American Green, Inc. since April 25, 2011. She is actively involved in issues involving children and the environment and in various charities in Arizona. In 1986, Ms. Manley was admitted to US Court of Appeals for the Ninth Circuit. As an attorney, Ms. Manley has earned the coveted "AV" rating, and her law firm has been awarded "pre-eminent" status. We believe Ms. Manley’s legal experience will be an asset to our Board of Directors.

Eleanora Kennedy, Director. Ms. Eleanora Kennedy is an accomplished interior designer and published writer. She is known for her charitable causes and is a board member of the Society of Memorial Sloan Kettering Cancer Center, a co-director of the Shana Alexander Charitable Foundation and a member of the women’s board of the Central Park Conservatory in New York City. Ms. Kennedy’s lifelong interest in issues regarding women and children’s rights include her work at the United Nations which allowed her to open the General Assembly to screen the impactful movie Trade starring Kevin Kline. She served as a special advisor to the President of the UN General Assembly from 2008 to 2009. A graduate of the Fashion Institute of Technology and the New York School of Interior Design, Ms. Kennedy began her career in merchandising at Saks Fifth Avenue in New York and later became an executive at the Associated Merchandising Corporation and a director of Creative Merchandising at Joseph Magnins. We believe Ms. Kennedy’s publishing and leadership experience will be an asset to our Company and the Board of Directors.

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Justin Ehrlich, Director. Justin Ehrlich is a partner in VE Equities LLC, a full-service real estate company with capabilities in investment, finance, asset management and construction. Justin is responsible for managing the firm’s real estate investment and finance activities and handling the company’s overall operations and asset management. He has completed over $10 billion of luxury mixed-use and condominium projects in Manhattan and is currently developing several mixed-use projects in California. In addition, Justin is a partner in Churchill Real Estate Holdings LLC, an alternative investment platform offering short term debt products to institutional and private clients. Mr. Ehrlich holds a BA in Business Administration from Boston University’s School of Management and earned a MS in Real Estate Finance and Investment from New York University. He served as the Secretary of the 125th Street Business Improvement District from 2008 to 2009. He has received numerous awards and honors from multiple industry organizations including the 2011 Developer of The Year Award from Young Jewish Professionals and was the Guest of Honor at the YJP 2014 Founders Gala at Cipriani Downtown. Mr. Ehrlich is currently on the Board of Directors for A Caring Hand and BDS Analytics. We believe Mr. Ehrlich’s experience in investment and real estate will be an asset to our Company’s Board of Directors.

Stormy Simon, Director. Ms. Stormy D. Simon held a number of senior roles at Overstock.com during her fifteen-year tenure with that company. She headed Overstock.com’s Books Music & Video category and was responsible for all offline marketing including television, radio and print. She was also a Director of Overstock.com Inc. from 2011 to 2016. Ms. Simon’s extensive experience at Overstock.com, as well as her interest in the cannabis industry, will be an asset to our Company’s Board of Directors. We believe Ms. Simon’s experience in large scale e-commerce and marketing will be an asset to our Company’s Board of Directors.

Board of Directors Structure and Risk Oversight

Our Certificate of Incorporation authorize three classes of directors. The Class I directors have a term of office for one year or until their successors are elected and qualified; the Class II directors have a term of office of two years or until their successors are elected and qualified and the Class III directors have a term of office of three years or until their successors are elected and qualified.

Ms. Manley and Ms. Kennedy will be elected to serve until the annual meeting of stockholders of Hightimes Holding to be held in 2018; Ms. Simon and Mr. Conway will be elected to serve until the annual meeting of stockholders of the Successor to be held in 2019; and Messrs. Levin and Ehrlich will be elected to serve until the annual meeting of stockholders of the Successor to be held in 2020. In addition, it is anticipated that Mr. Levin will be designated Chairman of the Board

If the Origo Merger shall be consummated, Colleen Manley and Eleanora Kennedy will tender their resignations and Edward J. Fred and Jeff Gutovich will fill the vacancies created by such resignations, as designees of Origo. Messrs. Fred and Gutovich will be elected to serve until the annual meeting of stockholders of High Times Media Corporation to be held in 2018; Ms. Simon will be elected to serve until the annual meeting of stockholders to be held in 2019; and Messrs. Levin and Ehrlich will be elected to serve until the annual meeting of stockholders to be held in 2020. In addition, it is anticipated that Mr. Levin will be designated Chairman of the Board.

Audit Committee

We have established an audit committee consisting of Justin Ehrlich, Stormy Simon and Colleen Manley. Mr. Ehrlich is the chairman of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Ehrlich qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors to consist of Justin Ehrlich, Stormy Simon and Eleanor Kennedy. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in our Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

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Compensation Committee

We have established a compensation committee of the board of directors to consist of Justin Ehrlich and Stormy Simon, each of whom is an independent director. Mr. Ehrlich is the chairman of the compensation committee. The compensation committee will determine the salary, fees or other compensation (including any cash-based and equity-based compensation plans and arrangements) to be paid to our officers or directors. No salary, fees or other compensation will be paid to any officers and directors until the Company consummates its initial business combination. Therefore, the compensation committee will not conduct any meetings until after the Company consummates its initial business combination.

Director Independence

We use the definition of “independence” of The Nasdaq Stock Market to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship with the Company which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions;

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity.

Under such definitions, Messrs. Conway and Ehrlich, and Ms. Simon are independent directors.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

Except as disclosed above, to our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

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●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Business Conduct and Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Executive Compensation

References in this section to our “directors” and “named executive officers” refer to the directors and named executive officers of Hightimes Holdings

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2017 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended December 31, 2017.

Summary Compensation Table

Name and Principal Position	year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Adam Levin - PEO	2017	230,769	-	-	28,947	-	-	-	259,716
	2016	-	-	-	-	-	-	-	-

David Newberg-PFO	2017	75,288	-	-	4,571	-	-	-	79,859
	2016	-	-	-	-	-	-	-	-

Matt Stang - Chief	2017	607,075	-	-	45,706	-	-	-	652,781
Revenue Officer	2016	556,314	-	-	-	-	-	-	-

DavidPeck - VP	2017	102,315	-	-	4,571	-	-	-	106,886
Business Devlopment	2016	-	-	-	-	-	-	-	-

Scott McGovern -	2017	77,885	-	-	22,853	-	-	-	100,738
SVP of Publishing	2016	-	-	-	-	-	-	-	-

Director Compensation

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified deferred Compensation Earnings ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Adam Levin	-	3,425,470	-	-	-	-	-	3,425,470
Colin Conway	-	583,626	-	-	-	-	-	583,626
Coleen Manley	-	-	-	-	-	-	-	-
Eleanora Kennedy	-	-	-	-	-	-	-	-
Justin Ehrlich	-	-	-	-	-	-	-	-
Stormy Simon	-	-	-	-	-	-	-	-

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units or units that have not vested (#)	Market value or shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Adam Levin - PEO	-	-	190,000	$10.70	12/17/2027	-	-	-	-
Matt Stang	300,000	-	-	$10.70	3/4/2027	-	-	-	-
Scott McGovern	-	-	150,000	$10.70	12/17/2027	-	-	-	-
Ellie Green	-	-	50,000	$10.70	12/17/2027	-	-	-	-
David Newberg	-	-	30,000	$10.70	12/17/2027	-	-	-	-
David Peck	-	-	30,000	$10.70	12/17/2027	-	-	-	-

(1) Mr. Levin’s salary has been accrued since July 17, 2017.

(2) Represents value of shares of Class A Common Stock issued to Mr. Levin prior to February 28, 2017.

(3) Mr. Stang was employed as Chief Revenue Officer for THC in 2016.

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Executive Officer and Directors Compensation

Prior to December 31, 2016, no executive officer or director of Hightimes Holding received any compensation or other remuneration.

Employment and Consulting Agreements

Adam E. Levin. Hightimes Holding has entered into an employment agreement with Adam E. Levin, effective as of July 17, 2017 and expiring December 31, 2020, under which he shall serve as Chairman and Chief Executive officer of the Company and its subsidiaries. Under the terms of the agreement, Mr. Levin receives a base salary of $500,000 per annum and an annual bonus of $500,000 payable following the end of each of the three calendar years commencing with the year ending December 31, 2018 in the event that either (i) the consolidated revenues of the High Times Group exceeds 120% of the consolidated revenues for the immediately preceding year, or (ii) the closing price of the Company common stock as traded on any securities exchange at the end of any of the three calendar years exceeds 120% of the closing price of such common stock at the end of the prior calendar year. The employment agreement contains change of control provisions, severance payments upon termination without cause, and permits Mr. Levin to work from his office in Puerto Rico.

David Peck. In March 2017, THC entered into a one-year employment agreement with David Peck under which Mr. Peck would serve as Vice President, Business Development of THC and subsidiaries. Mr. Peck receives a salary of $140,000 per year and options to purchase 57,926 shares of Class A Common Stock. Mr. Peck’s employment is “at will” and he may be terminated by THC at any time during the term of the agreement with or without cause.

Matthew Stang. Pursuant to the THC Purchase Agreement, THC and Matthew Stang, entered into an employment agreement, dated March 1, 2017, whereby Mr. Stang agreed to undertake the title of Chief Revenue Officer of THC for a period expiring on December 31, 2020 and subject to further extension (the “Stang Employment Agreement”). Under the terms of the Stang Employment Agreement, Mr. Stang will receive an initial base salary of $300,000 USD as well as an initial signing bonus in the amount of $43,333. Mr. Stang will also be entitled to an annual bonus not to exceed $250,000 in each anniversary year, subject to Mr. Stang being directly responsible for THC achieving certain revenue targets or milestones. In addition, Mr. Stang received options to purchase 579,260 shares of Class A Common Stock in the Hightimes Holding Stock Incentive Plan.

Scott McGovern. On March 28, 2018, THC amended and restated a prior a three-year employment agreement with Scott McGovern. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by the Green Rush Daily division of Trans-High. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by Trans-High “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern also was granted stock options to purchase 289,630 shares of Class B non-voting Common Stock as approved by the Board on December 18, 2017 with an exercise price of $5.54 as per the Company valuation policy of following the closing price of the Origio shares on the date of grant, and will vest in thirds on each of December 18, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

The 2017 Stock Incentive Plan

The following is a summary description of the Hightimes Holding 2016 Equity Incentive Plan. This summary is not a complete statement of the Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached as an exhibit for the Form 1-A of which the Offering Circular is a part.

Purpose.  The purpose of the Equity Incentive Plan is to advance our interests and the interests of our shareholders by providing incentives to certain employees, directors, consultants and other individuals who contribute significantly to our strategic and long-term performance objectives and growth.

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Administration.  The Equity Incentive Plan will be administered by our Compensation Committee or such other committee as determined by our Board, or by the Board itself (“Committee”). The Committee will have the authority to select Equity Incentive Plan participants, grant awards, determine the type, size, terms and conditions of awards and adopt rules for the administration, interpretation and application of the plan.

Types of Awards under the Incentive Plan.  The Equity Incentive Plan provides for the following types of awards: stock options, stock appreciation rights, restricted stock, restricted stock units, performance grants (cash and equity), and other share-based awards, or other awards consistent with the purposes of the Equity Incentive Plan.

Grant of Awards; Shares Available for Awards.  Certain employees, directors, consultants and independent contractors will be eligible to receive grants of awards under the Equity Incentive Plan. The total number of shares of Class A Common Stock available for issuance under the plan will be 2,896,299 shares. No person will receive stock options or stock appreciation rights for more than 579,260 shares in any fiscal year.

If any Common Stock issued pursuant to an award are forfeited or cancelled, then such shares that are forfeited or cancelled will be or become available for issuance under the Equity Incentive Plan. Common Stock (i) delivered in payment of the exercise price of a stock option, (ii) not issued upon settlement of a stock appreciation right or (iii) delivered to or withheld by the Company to pay withholding taxes, shall not become available for issuance under the Equity Incentive Plan. The number of Common Stock issued or reserved pursuant to the Equity Incentive Plan will be subject to adjustment for stock splits, stock dividends and similar changes in Common Stock (including adjustment if the Redomestication is approved by the shareholders of Origo. The repurchase of Common Stock by Origo shall not increase the maximum number of shares available for issuance under the plan. Any dividends or distributions on unvested awards are payable only when such awards vest.

Stock Options.  Stock options may be qualified as an incentive stock option (an “Incentive Stock Option”) under the Internal Revenue Code of 1986 (the “Code”), and the regulations thereunder, or a stock option not qualified as such under the Code (collectively, an “option”). The exercise price of an option will be equal to or greater than the fair market value of the Common Stock on the date of grant; provided, however, Incentive Stock Options granted to an employee who owns more than 10% of the voting power of our stock (a “ten-percent employee”) will have an exercise price of not less than 110% of the fair market value at the time of grant. An option may be exercised within such period or periods as may be determined by the Committee; provided, however, any Incentive Stock Option granted to a ten-percent employee will not be exercisable after the expiration of five (5) years from the date of grant and any other option will expire ten (10) years from the date of grant. No stock option will vest sooner than one (1) year from grant.

Termination of Employment; Disability; Death; Retirement.  Upon termination of employment, or cessation of a non-employee director’s service on our Board, an award previously granted, unless otherwise specified in the award agreement, will, to the extent not exercised with respect to any option or stock appreciation right, or to the extent that any of the designated goals (including any service period) with respect to any other award have not been achieved prior to the lapse of any such restrictions and/or to the extent that, for whatever reason, such award has not vested, become null and void and be forfeited, provided that:

(i)	if the employee or non-employee director dies during employment or service or during the three (3) month period following the termination of employment or service by reason of retirement or dismissal other than for cause, or during the one (1) year period following termination by reason of disability, a stock option or stock appreciation right may be exercised (to the extent otherwise exercisable) for a one-year period following the date of death;

(ii)	if the employee or non-employee director retires or becomes disabled, a stock option or stock appreciation right may be exercised (to the extent otherwise exercisable) at any time up to three (3) months after retirement or termination other than for cause and one (1) year after termination for disability; and

(iii)	if the employee or non-employee director to whom an award of restricted stock or restricted stock units, performance grant or any other share-based award will have been granted terminates by reason of such person’s death, retirement or disability, then to the extent such award has not otherwise been forfeited, the award will vest and all restrictions will lapse as of the date of such person’s death, retirement or disability.

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If an employee voluntarily terminates employment, or if a non-employee director terminates service on our Board, or is discharged for cause, any award granted under the Equity Incentive Plan will, unless otherwise specified by our Committee, terminate and be forfeited.

Dilution and Other Adjustments.  In the event a dividend (other than a regular cash dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Stock or other of our securities, issuance of warrants or other rights to purchase Common Stock or other of our securities, or other similar corporate transaction or event that affects the Common Stock such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits under the Equity Incentive Plan, the Committee will, in an equitable manner, adjust the terms of an award or, if deemed appropriate, provide for an equivalent award or substitute award or make provision for a cash payment to the holder of an outstanding award.

Stock Options Issued.

Under the 2017 Hightimes Holding Incentive Stock Option Plan an aggregate of 2,896,299 shares of Class A Common Stock are authorized for issuance. On December 18, 2017, the board of directors of Hightimes Holding approved and granted a total of 1,737,779 stock options, of which 366,864 options were granted to Adam E. Levin and an aggregate of 1,370,915 stock options were granted to other executive officers, directors and consultants. All options granted are exercisable at $10.70 per share, the closing price of Origo’s common stock as quoted on the Nasdaq websiteon December 18, 2017, which was the date that the board of directors approved the grants. So long as the holder of the options remain as an officer, employee, or director of Hightimes Holding, the options vest over a period of three years, to the extent of one-third of all granted options as of December 18, 2018 (the first anniversary of the date of grant) and thereafter on a quarterly basis over the remaining eight quarters. At such time as the option holder ceases to be an officer, employee, or director of Hightimes Holding, such person must exercise his or her option within six months following termination of employment or services as a director or employee.

In the event that Hightimes Holding consummates the Origo Merger, all Hightimes Holding optionholders will receive prior service credit with respect to vesting.

Hightimes Holding issued the following stock options to its officers and directors and Matt Stang, a key employee of THC:

Name of Employee or Director	Date of Grant	No. of Stock Options

Adam E. Levin	December 18, 2017	366,864
David Peck	December 18, 2017	57,926
Scott McGovern	December 18, 2017	289,630
David Newberg	December 18, 2017	57,930
Justin Ehrlich	December 18, 2017	-0-
Stormy Simon	December 18, 2017	-0-
Matt Stang	December 18, 2017	579,260

Other than the stock options granted in March 2017 to Matthew Stang, none of the stock options have vested. Pursuant to Matt Stang Employment Agreement his option vesting date was March 4, 2017 and all his options vest when options were approved and granted. In the Board meeting on December 18, 2017, the Board approved and granted all options.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table shows the beneficial ownership of our Common Stock (including both our Class A Common Stock and shares of Class B shares of Common Stock that may be issued to the former Trans-High stockholders on conversion of their discounted purchase notes) as of the date of this Annual Report held by (i) each director; (ii) each executive officer; (iii) all directors and executive officers as a group and (iv) each person (giving pro-forma effect to the acquisition of the High Times Group) known to us to be the beneficial owner of more than 5% of any class of our shares before giving effect to the sale of all 4,545,454 shares of Class A Common Stock offered by the Company in its proposed Reg A+ Offering, and (b) after giving effect to the sale of all 4,545,454 shares of Class A Common Stock offered for by the Company Offering for gross proceeds of $50,000,000; in each case, assuming all such shares are sold.

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As of the date of this Annual Report, there were 20,486,870 shares of our Class A Common Stock and no shares of our Class B Common Stock issued and outstanding. Assuming the mandatory conversion of all $28,500,000 outstanding principal amount of purchase notes (discounted to $21,375,000) at $10.65 per share into 2,007,042, shares of Class A Common Stock, and the mandatory conversion of the principal amount of the Bio Cup Note at $10.65 per share into 35,211 shares of Class A Common Stock as at the date of this Annual Report a total of 22,529,123 shares of our Common Stock will be outstanding. If all 4,545,454 shares of Class A Common Stock offered for by the Company in the Regulation A+ Offering are sold for gross proceeds of $50,000,000, the total number of outstanding shares of our Class A Common Stock will be increased to approximately 27,074,578 shares of Class A Common Stock, excluding up to 1,313,131 additional shares of Class A Common Stock issuable upon exercise of warrants, at $0.001 per share, issued to ExWorks Capital Fund I, L.P. (“ExWorks”), and 1,737,779 shares of Class A Common Stock issuable under stock options that have been granted.

Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options and warrants currently exercisable or which may become exercisable within sixty (60) days of the date of the Regulation A+ Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

In the event that less than 4,545,454 shares of Class A Common Stock are sold in the Regulation A+ Offering for $50,000,000, the percentage interests in outstanding Common Stock allocable to the 20,486,870 Class A Common Stock issued to stockholders who beneficially own Class A Common Stock immediately prior to the Regulation A+ Offering and the additional 2,007,042 shares of Class A Common Stock issuable to the former stockholders of THC upon conversion of their Seller Purchase Notes will be proportionately increased.

	Current		After Offering
Name and Address (1)	Common Stock	Percent Owned	Common Stock	Percent Owned (*)
Adam E. Levin (2)	3,007,785	14.57%	3,007,785	11.94%
David Peck (3)	0	0.00%	0	0.00%
Stormy Simon (4)	0	0.00%	0	0.00%
Brian Rucker (5)	0	0.00%	0	0.00%
David Newberg (6)	0	0.00%	0	0.00%
Colleen Manley (7)	719,305	3.49%	719,305	2.86%
Eleanora Kennedy (8)	2,292,787	11.11%	2,292,787	9.16%
Justin Ehrlich (9)	772,346	3.74%	772,346	3.07%

All Directors and names executive officers as a group	6,792,223	32.91%	6,792,223	26.97%

Greater than 5% Beneficial Owners:
AEL Irrevocable Family Trust	2,703,212	13.10%	2,703,212	10.73%
Eleanora Kennedy	2,292,787	11.11%	2,292,787	9.10%
Judith Baker (10)	1,663,394	8.06%	1,663,394	6.60%
Candle light Trust (Judith Baker, Trustee)	989,045	4.79%	989,045	3.93%
Roma Ventures, LLC (11)	1,216,446	5.89%	1,216,446	4.83%
James Bailey	1,080,908	5.24%	1,080,908	4.29%

Total owned by Principal Stockholders	14,034,802	68.00%	14,034,802	55.73%
Total Issued	20,639,916	100.00%	25,185,371	100.00%

(*)	Does not give effect to reduced percentages resulting from the automatic conversion of Purchase Notes and Bio Cup Note into an aggregate of 2,042,253 shares of Class A Common Stock. Prior to the Regulation A+ Offering an aggregate of 20,639,916 shares were issued and outstanding. Assuming all 4,545,454 shares are sold, an aggregate of 27,227,624 shares of Class A Common Stock would be issued and outstanding.

(1)	The officers and directors provide services at the business address of the Company. Address is c/o Hightimes Holding Corp., 10990 Wilshire Blvd, Penthouse, Los Angeles, CA 90024

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(2)	Includes all shares of Class A Common Stock owned by the AEL Irrevocable Trust, and Adam Levin Living Trust. Mr. Levin disclaims beneficial interest in all 2,703,212 of the shares owned by the AEL Irrevocable Trust in which Edwin Hur, Trustee, has sole voting and dispositive power. Does not include 366,864 shares of Class A Common Stock issuable under stock options granted to Mr. Levin that vest over three years to the extent of 1/3 of the options on December 18, 2018 and thereafter in 8 equal quarterly amounts so long as he shall remain an officer of Hightimes Holding.

(3)	Does not include 57,926 shares of Class A Common Stock issuable under stock options granted to Mr. Peck that vest over three years to the extent of 1/3 of the options on December 18, 2018 and thereafter in 8 equal quarterly amounts so long as he shall remain an officer of Hightimes Holding.

(4)	Does not include 0 shares of Class A Common Stock issuable under stock options granted to Ms. Simon that vest over three years to the extent of 1/3 of the options on December 18, 2018 and thereafter in 8 equal quarterly amounts so long as she shall remain an officer of Hightimes Holding.

(5)	Does not include 0 shares of Class A Common Stock issuable under stock options granted to Ms. Simon that vest over three years to the extent of 1/3 of the options on December 18, 2018 and thereafter in 8 equal quarterly amounts so long as she shall remain an officer of Hightimes Holding.

(6)	Does not include 57,930 shares of Class A Common Stock issuable under stock options granted to Mr. Newberg that vest over three years to the extent of 1/3 of the options on December 18, 2018 and thereafter in 8 equal quarterly amounts so long as he shall remain an officer of Hightimes Holding.

(7)	Consists of 449,565 shares of Class A Common Stock held by Eggluftstein Sub Trust in which Ms. Manley is sole trustee and 269,740 shares of Class A Common Stock held by Approved Trust 1 in which Ms. Manley is a co-trustee. Ms. Manley has sole voting and dispositive power over the shares held by the Eggluftstein Sub Trust and Ms. Manley and Judith Baker, as co-trustee have sole voting and dispositive power over the shares held by the Approved Trust 1.

(8)	Represents shares of Class A Common Stock owned by the Michael Kennedy Trust in which Eleanora Kennedy is the Trustee, with sole voting and dispositive power.

(9)	Represents shares of Class A Common Stock owned by Red Investments, LLC in which Justin Ehrlich is the managing member.

(10)	Consists of shares of Class A Common Stock owned individually by Ms. Baker and shares of Class A Common Stock held by Candlelight Trust in which Ms. Baker is sole trustee.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

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Item 5.	INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related Person Policy

Any transaction between Hightimes Holding and/or its subsidiaries with any executive officer, director or affiliate of such individual must be (a) on terms no less favorable to the High Time Group than it could obtain from unrelated third parties, and (b) approved or ratified by a majority of the disinterested directors.

Related Party Transactions

Effective March 1, 2017, the Company entered into a three-year management services agreement with Oreva Capital Corp., an affiliate of Adam E. Levin. Under the terms of such agreement, Oreva will provide the Hightimes Group with general administrative and financial services, including dealings with bankers, lenders, investors and assisting the Company’s board of directors in connection with capital transactions. For such services, Oreva will receive a monthly fee of $35,000 for so long as no default or event of default to ExWorks Capital under the Senior Loan Agreement shall occur and be continuing.

In connection with the funding of the $7,500,000 senior loan by ExWorks Capital, the AEL Irrevocable Trust, a trust established for the benefit of Adam E. Levin, our Chairman and Chief Executive Officer, and members of his family, entered into a limited guaranty with the Senior Lender, pursuant to which the AEL Trust agreed to guaranty an aggregate of $5,300,000 of the senior indebtedness, which guaranty terminates if the ExWorks indebtedness is reduced to $3,000,000 or below. As collateral to secure the guaranty, the AEL Trust agreed to pledge or grant to the senior lender a first priority lien on all 3,675,717 shares of Class A Common Stock owned by the AEL Trust in Boxlight Corporation, a public corporation that has applied to list its shares on Nasdaq under the symbol “BOXL”.

Prior to commencement of date of its Offering Circular, Hightimes Holding issued $780,650 in notes to 10 investors that converted into 598,149 Class A Common Stock or 2.9% of our 20,486,870 outstanding shares of Class A Common Stock as of February 7, 2018.

In November 2017, Hightimes Holding entered into agreements with all holders of $24,379,518 aggregate principal amount of convertible notes issued to the former stockholders of Trans-High in connection with its February 2017 acquisition of the THC Group (the “Purchase Notes”), representing 85.5% of the then $28,500,000 total outstanding principal amount of Purchase Notes. Such holders included trusts for the benefit of Eleanora Kennedy and Colleen Manley, two of the Hightimes Holding directors. In January 2018, Hightimes Holdings entered into agreements with the remaining two holders of $4,120,482 of the Purchase notes representing the balance of 14.5% of such Purchase Notes. Under the terms of such agreements, the Company has agreed that, upon the automatic conversion of the Purchase Notes at the time of completion of it Regulation A+ Offering and listing of the Company shares on a “Qualified Stock Exchange” (as defined), such Purchase Notes will be discounted by 25% to $21,375,000 and the noteholders will receive at the time of completion of the Regulation A+ Offering, an aggregate of 2,007,042 shares of Class A voting Common Stock of the Company, in lieu of non-voting Class B shares of the Company contemplated by the original February 2017 stock purchase agreement. In addition, if and when the Origo Merger is consummated, the Purchase Noteholders will receive voting Origo Shares of the “successor” public company resulting from the Origo Merger. If we complete this Reg A+ Offering prior to consummation of the Origo Merger, we will use a portion of the proceeds to pay accrued interest on the Purchase Notes from September 29, 2017 to the date of completion of the Regulation A+ Offering. See the “Use of Proceeds” section in our Offering Circular. The number of shares of Class A Common Stock issued would be 1,943,182 shares of Class A Common Stock, calculated by dividing the then outstanding principal discounted amounts of the Purchase Notes (anticipated to be $21,375,000) by the $11.00 per share Offering Price of Class A Common Stock sold in the Reg A+ Offering.

If we consummate the Origo Merger, the discounted principal amount of the Purchase Notes and the accrued interest thereon or the 1,943,182 shares of our Class A Common Stock into which the Purchase Notes were converted, will be exchanged for will convert into Origo Shares at the closing price of Origo Shares as of the Effective Time of the Merger.

In exchange for such accommodation, the holders of the $28,500,000 of Sellers Purchase Notes agreed to (a) discount by 25% to an aggregate of $21,375,000 the outstanding principal amount of their Purchase Notes, (b) defer payment of the second installment of principal and accrued interest under the Sellers Purchase Notes due November 28, 2017 to as late as February 28, 2018; and (c) grant to Adam E. Levin, Chief Executive Officer of the Company, a three year irrevocable proxy coupled with an interest to vote all shares of Hightimes Holding Class A Common Stock or Origo Shares in favor of the election of a slate of directors proposed by management at any regular or special meeting of stockholders of Origo or in connection with any consent solicitation to Origo stockholders following the Merger, at which directors are to be elected.

37

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 of approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10,000 plus an allocated share of common costs. The lessor is Pride Media, Inc, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company.

The Company also subleases offices for the THC Group in New York at 119 W 24th Street, New York, New York, 10011 under a two-year sublease from Green Rush Daily, Inc., a company owned by Scott McGovern, Vice President of Publishing of the Company. Green Rush Daily Inc. has also entered into a sponsorship and advertising agreement with THC. We lease a total of 1,100 square feet of space leased by Green Rush Daily and pays and allocable portion of the $13,000 per month rent payable by Green Rush Daily under the sublease based upon the amount by which the space leased by us bears to 100% of the leased space.

Origo Merger Related Agreements

In connection with the Origo Merger, Hightimes Holding agreed to provide Origo with executed Voting Agreements from Hightimes Holding’s shareholders that are executive officers or directors or otherwise hold at least a majority of the outstanding shares of Hightimes Holding’s common stock. Under the Voting Agreements, the Hightimes Holding shareholders party thereto will generally agree to vote all of their Hightimes Holding shares in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and refrain from taking actions that would adversely affect such Hightimes Holding stockholder’s ability to perform its obligations under the Voting Agreement. Each Voting Agreement prevents transfers of the Hightimes Holding shares held by the Hightimes Holding stockholder party thereto between the date of the Voting Agreement and the date of the meeting of Hightimes Holding stockholders.

At the Closing, Hightimes Media Corporation, a Nevada corporation and the Successor to Origo, will enter into a Consulting Services Agreement with Oreva pursuant to which Oreva is to perform certain services for the Successor, including administrative services, dealing with investment bankers, investor relations consultants and other members of the investment community, and assisting in connection with proposed acquisitions, dispositions and financings. Adam Levin, the Chief Executive Officer and a director of Hightimes Holding, is Managing Director of Oreva.

To the best of our knowledge, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which any director or executive officer, or any security holder who is known by us to own of record or beneficially own more than five percent (5%) of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Item 6.	OTHER INFORMATION

38

Item 7.	FINANCIAL STATEMENTS

HIGHTIMES HOLDING CORP.

Index to Consolidated Financial Statement

December 31, 2017 and 2016

39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Hightimes Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hightimes Holding Corp. (the “Company”), as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2017 and 2016 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations, generated negative cash flows from operating activities, has an accumulated deficit and has stated that substantial doubt exists about Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP
We have served as the Company’s auditor since 2017
New York, New York,

April 4, 2018

New York, Washington, California,

China, India, Greece

Member of ANTEA International with affiliated offices worldwide

F-1

Hightimes Holding Corp.

Consolidated Statements of Balance Sheets

(in thousands except share, per share, and stated value per share)

	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$118	$1,456
Accounts receivable, net	369	636
Income tax receivable	25	25
Investment securities at fair value	2,134	-
Employee advances	4	-
Deferred costs and prepaid expense	358	337
Total current assets	3,008	2,454

Fixed assets and technology, net	671	887
Intangible assets - event rights	375	-
Other assets	15	60
Total assets	$4,069	$3,401

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$5,159	$1,947
Revolving line of credit, net	-	1,200
Derivative and warrant liability	4,052	-
Deferred revenue	1,461	1,582
Capital lease obligation – short term	25	27
Notes payable – non-related party	125	-
Notes payable – related party	267	555
Convertible notes, fair value	13,631	-
Convertible notes payable	304	1,000
Convertible share purchase note – related party, short-term	7,500	-
Total current liabilities	32,524	6,311

Capital lease obligation – long term	-	25
Convertible share purchase note – related party, long term	21,000	-
Total liabilities	53,524	6,336

Stockholders’ deficit:
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 19,876,903 and 19,047,990 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	2	2
Additional paid in capital	2,485	80
Accumulated deficit	(51,942)	(3,017)
Total stockholders’ deficit	(49,455)	(2,935)
Total liabilities and stockholders’ deficit	$4,069	$3,401

The accompanying notes are an integral part of these consolidated financial statements

F-2

Hightimes Holding Corp.

Consolidated Statements of Operations

(in thousands except share, per share, and stated value per share)

	For the Years ended December 31,
	2017	2016
Revenue
Festivals, events and competitions	$11,037	$9,938
Publishing and advertising	3,192	4,303
Merchandise and branding	252	367
Total revenue	14,481	14,608

Cost of goods sold
Festivals, events and competitions	10,360	6,684
Publishing and advertising	937	1,100
Merchandise and branding	13	12
Total cost of goods sold	11,310	7,796
Gross profit	3,171	6,812

Operating expenses:
Sales and marketing	397	365
General and administrative	7,219	7,385
Professional fees	8,933	1,789
Depreciation and amortization	232	79
Total operating expenses	16,781	9,618
Loss from operations	(13,610)	(2,806)

Other income (expense):
Interest expense, net	(4,558)	(126)
Change in fair value of derivative and warrant liability	(3,380)	-
Change in fair value of investment securities	1,134	-
Change in fair value of convertible notes	(1,117)	-
Loss on debt extinguishment	(1,231)	-
Finance charges	(1,919)	-
Other (expense) income	(13)	6
Total non-operating expenses	(11,084)	(120)

Net loss	$(24,694)	$(2,926)

Deemed dividend on repurchase of THC shares	(24,231)	-
Loss attributable to common shareholders	$(48,925)	$(2,926)

Net loss per shares, basic and diluted	$(2.51)	$(0.15)
Weighted average common shares outstanding, basic and diluted	19,516,861	19,047,990

The accompanying notes are an integral part of these consolidated financial statements

F-3

Hightimes Holding Corp.

Consolidated Statements of Stockholders' Deficit

For the years ended December 31, 2017 and 2016

(in thousands except share, per share, and stated value per share)

	Common Stock Class A		Stock Subscription	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Receivable	Capital	Deficit	Deficit
Balance as of December 31, 2015	19,047,990	$2	$(107)	$80	$(91)	$(116)
Cash received for stock subscription receivable	-	-	107	-	-	107
Net loss	-	-	-	-	(2,926)	(2,926)
Balance as of December 31, 2016	19,047,990	$2	$-	$80	$(3,017)	$(2,935)
Issuance of common shares for cash	5,508,419	-	-	9,011	-	9,011
Issuance of common shares for conversion of promissory notes	598,149	-	-	781	-	781
Issuance of common shares for service	6,007,523	1	-	6,688	-	6,689
Issuance of common shares for interest	260,667	-	-	650	-	650
Issuance of common shares for convertible notes, fair value	39,351	-	-	217	-	217
Repurchase of THC shares	(11,585,196)	(1)	-	(16,672)	-	(16,673)
Deemed dividend on repurchase of THC shares	-	-	-	-	(24,231)	(24,231)
Net value of Hightimes Holding Corp.	-	-	-	(11)	-	(11)
Stock-based compensation	-	-	-	1,741	-	1,741
Net loss	-	-	-	-	(24,694)	(24,694)
Balance as of December 31, 2017	19,876,903	$2	$-	$2,485	$(51,942)	$(49,455)

The accompanying notes are an integral part of these consolidated financial statements

F-4

Hightimes Holding Corp.

Consolidated Statements of Cash Flows

(in thousands except share, per share, and stated value per share)

	For the Years ended December 31,
	2017	2016
Cash flows from operating activities
Net loss	$(24,694)	$(2,926)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	232	79
Allowance for doubtful accounts	150	453
Direct write-offs	-	608
Issuance of common shares for service	6,689	-
Issuance of common shares for interest	650	-
Stock-based compensation	1,741	-
Financing fee on ExWork note	300	-
Amortization of debt discount	1,950	-
Change in fair value of derivative liability	3,380	-
Change in fair value of investment securities	(1,134)	-
Change in fair value of convertible notes	1,117	-
Loss from extinguishment of debt	1,231	-
Net value of Hightimes Holding Corp.	(11)	-
Changes in operating assets and liabilities:
Accounts receivable	118	(1,582)
Income tax receivable	-	(8)
Employee advances	(4)	-
Prepaid expenses and other current assets	24	(3)
Accounts payable and accrued liabilities	1,712	1,088
Deferred revenue	(1,121)	839
Net cash used in operating activities	(7,670)	(1,452)

Cash flows from investing activities:
Purchases of fixed assets	(16)	(654)
Net cash used in investing activities	(16)	(654)

Cash flows from financing activities
Payment for capitalized lease obligations	(27)	(23)
Proceeds from line of credit	11,895	1,200
Payment of line of credit	(1,595)	-
Payments for debt issuance cost	(149)	-
Proceeds from notes payable	1,525	-
Payment of notes payable	(1,400)	-
Proceeds from notes payable related parties	1,435	-
Payment of notes payable related parties	(1,723)	(60)
Proceeds from borrowing from HTH	-	375
Proceeds from convertible note	1,030	1,000
Payment of convertible notes payable	(1,250)	-
Payment of purchase note	(1,500)	-
Cash payment to shareholders	(10,904)	-
Proceeds from issuance of common stock	9,011	-
Net cash provided by financing activities	6,348	2,492

Net change in cash and cash equivalents	(1,338)	386
Cash and equivalents, beginning of period	1,456	1,070
Cash and equivalents, end of period	$118	$1,456

The accompanying notes are an integral part of these consolidated financial statements

F-5

Hightimes Holding Corp.

Consolidated Statements of Cash Flows (Continued)

(in thousands except share, per share, and stated value per share)

	For the Years ended December 31,
	2017	2016
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,155	$80
Cash paid for employee deferred compensation	$677	$-

Non-cash investing and financing activities:
Stock receivable related party adjusted against accrued payroll	$-	$107
Conversion of convertible promissory notes	$781	$-
Assumed convertible note for event lease and rights	$375	$-
Initial derivative liability relates to convertible notes payable	$101	$-
Initial derivative liability and debt discount of warrants issued for convertible notes, fair value	$570	$-
Unpaid success fee relates to convertible notes, fair value	$1,500	$-
Issuance of common shares for convertible notes, fair value	$217	$-
Purchase consideration accounted by issuing notes	$30,000	$-
Investment shares received as advance payment on advertising agreement	$1,000	$-

The accompanying notes are an integral part of these consolidated financial statements

F-6

Note 1 – Nature of Business

Hightimes Holding Corp. (“Holding” or the “Company”) was incorporated in Delaware Corporation in December 2016. Holding was formed to acquire 100% of the common stock of Trans-High Corporation.

Effective March 1, 2017, the Company acquired 100% of the issued and outstanding common stock of Trans-High Corporation (“THC”) and its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. (collectively “High Times Group”).

THC was incorporated and began operations in the State of New York in 1974. THC was formed to engage in the development, publishing, marketing and sale of a print magazine, “HIGH TIMES” ®. THC conducts its business under the name of High Times. The business of High Times Group is now the sole business of the Company.

High Times Group has evolved from a print magazine into a diversified media, information services and live entertainment company focused on creating and distributing authoritative and engaging content related to “all things Cannabis” to consumers and businesses throughout the world. Over its 43-year history, the HIGH TIMES® magazine has been providing consumers and businesses with information on cultivation, legal issues, entertainment, culture and hard-hitting news surrounding the Cannabis industry.

High Times Group is comprised of businesses across a range of media platforms, including: traditional print publications, digital publication of its content, and original over-the-top content programming distributed under its High Times brand. High Times Group’s content makes its various print and online properties a source of news and information within the Cannabis industry and a destination for consumers across various media outlets. The Company's core properties, including its High Times and Cannabis Cup brands, its products and services are delivered to a broad audience within the Cannabis industry market.

The High Times Group delivers its content to consumers across numerous distribution platforms consisting not only of traditional print, but also through an array of digital platforms including websites, applications for mobile devices and tablets, social media and live entertainment events. The High Times Group is focused on pursuing integrated strategies across its business divisions to continue to capitalize on the growth in digital consumption and the development of continuing state legalization of both medical and recreational Cannabis consumption and production. The Company believes that the increasing number of media choices and formats will allow the Company to continue to deliver its content in a more engaging, timely and personalized manner, provide opportunities to more effectively monetize its content via strong customer relationships and more compelling and engaging advertising solutions and reduce the production and distribution costs of print publication and continue to focus on digital platforms and live entertainment events.

The Company’s operations are organized into two reporting segments: (i) festivals events and competitions, including live events and productions, including its Cannabis Cup®, and (ii) publishing and print advertising, including the publication of its monthly High Times Magazine®, Other non-segment operating revenue includes e-Commerce; and licensing and branding, including co-sponsorship and strategic partnership arrangements.

Merger of Hightimes Holding Corp. and Trans-High Corporation

THC completed a merger transaction on March 6, 2017, an accounting effective date of March 1, 2017 with the Company. Until the merger, Holding had nominal amount of assets and liabilities, except for restricted funds used solely to affect the merger transaction. Effective with the merger, the directors and shareholders of THC thereupon had economic control. THC has been considered the acquirer in this transaction, commonly referred to as a “reverse merger” of a non-substantive holding company and accounted for as a recapitalization. Accordingly, no goodwill or other adjustment in basis of assets is recorded, the shares of Holding, the legal acquiring entity, are treated as issued as of the date of the transaction, and the shares held by the economic controlling shareholders after the transaction, are treated as outstanding for the entirety of the reporting periods. THC currently remains a wholly-owned subsidiary of Holding.

F-7

Offering – Regulation A

On March 12, 2018, the Company’s Offering Statement pursuant to Regulation A on Form 1-A (File No 024-10794) relating to its offering of its common stock was declared effective by the Securities and Exchange Commission (SEC). Pursuant to the 2012 JOBS Act, Title IV, and the updated Securities and Exchange Commission rules regarding the Regulation A exemption under the Securities Act of 1933 which permitted an unregistered offering of up to $50 million (Tier 2) in securities by U.S. and Canadian companies. Pursuant to such Offering Statement under Regulation A, the Company may commence selling shares of its common stock at a public offering price of $11.00 per share. The offering requires a minimum of 454,545 shares of the Company’s Class A Common Stock for $5,000 and up to 4,545,454 shares of the Company’s Class A Common Stock (the “Offered Shares”) for up to $50,000 (the “Maximum Offering Amount”).

Note – 2 Summary of Significant Accounting Polices

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Trans-High Corporation, its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. All the subsidiaries are inactive except for Trans-High Corporation and High Times Production, Inc. All intercompany transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The Company’s significant estimates include, but are not limited to, useful lives assigned to intangible assets, fair value of stock options and warrants, stock-based compensation, common stock issued to advertising license advance, investments, provisions for income taxes and contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred a net loss of $24,694 and $2,926, respectively, for the years ended December 31, 2017 and 2016. As of December 31, 2017, the Company has an accumulated a deficit of $51,942. Continuation as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet obligations and pay its liabilities arising from normal business operations when they come due and ultimately upon its ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing funds from its directors and officers, issuing promissory notes and/or a private placement of common stock. The Company was merged with THC effective March 1, 2017.

F-8

Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Under the acquisition method the acquiring entity in a business combination recognizes 100 percent of the acquired assets and assumed liabilities, regardless of the percentage owned, at their estimated fair values as the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value, if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the consolidated statement of income (loss) from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

Reclassification

The Company reclassified certain amounts from accounts payable to notes payable – related party in the prior year consolidated statements of balance sheets and cash flows to conform to the related presentation in 2017.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. The Company's cash and cash equivalents consist of domestic bank accounts as well as interest-bearing accounts consisting primarily of bank deposits and money market accounts managed by third-party financial institutions. Cash and cash equivalents are stated at cost, which approximates fair value.

Cash held in interest-bearing operating accounts from time-to-time may exceed the Federal Deposit Insurance Corporation insurance limits. To reduce its credit risk, the Company utilizes known financial institutions that hold the Company's cash and cash equivalents; however, these balances could be impacted in the future if the underlying financial institutions fail. To date, the Company has experienced no loss or lack of access to its cash or cash equivalents; however, the Company can provide no assurances that access to its cash and cash equivalents will not be impacted in the future by adverse conditions in the financial markets.

Accounts Receivable

The Company’s accounts receivable is primarily due from advertisers and sponsors. Credit is extended to clients based on an evaluation of each client’s creditworthiness and financial condition; collateral is not required. The Company maintains allowances for uncollectible accounts, returns, and discounts. The Company evaluates the collectability of its accounts receivable based on a combination of factors. Generally, it records specific reserves to reduce the amounts recorded to what it believes will be collected when a customer's account ages beyond typical collection patterns, or the Company becomes aware of a customer's inability to meet its financial obligations. The allowance for uncollectible accounts is based on the aging of such receivables and any known specific collectability exposures. Accounts are written off when deemed uncollectible. Allowances for rebates, rate adjustments, returns, and discounts are generally based on aging of the receivables with balance over 90 days reserved. Net Credit balances due to refunds or other make-goods are reclassed to liability. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse clients and individually small balances. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $646 and $497 at December 31, 2017 and 2016, respectively.

Prepaid Expense and deferred costs

The majority of the Company's prepaid expenses relate to event expenses including show advances and deposits and other costs directly related to future concert events or festivals. All advances are expected to be recouped over a period of less than 12 months. These prepaid costs are charged to operations upon completion of the related events or festivals. Prepaid expense includes costs paid by the Company for future publications of the magazine. These costs, consist primarily of magazine issue production, printing, and any prepaid postage costs, are capitalized and recognized in expenses when the publication has occurred, generally does not to exceed 12 months.

F-9

Fixed assets and technology, net

Property and equipment (tangible and intangible) are stated at cost. Costs of replacements and major improvements are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation or amortization expense is provided primarily by the straight-line method over the estimated useful lives of the assets. The Company’s fixed assets include assets such as technology infrastructure, internal-use software, website development and leasehold improvements. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases. During 2016, the Company substantially completed the buildout of a new corporate website.

These assets consist of the fees paid to third-parties to develop and build the website. The estimated useful lives of the fixed assets are as follows:

Life (years)
Furniture and equipment	3-7
Leasehold improvements	life of lease
Computer software	3-5
Website design	3-5
Digital app software	3-5

Leasehold improvements are amortized over the shorter of the term of the related leases or estimated useful lives. Major maintenance activities and improvements are capitalized; other maintenance, repairs, and minor renewals are expensed. Depreciation and expenses for maintenance, repairs, and minor renewals are included in both Cost of Sales and Selling and Administrative Expense on the Consolidated Statements of Operations.

Included in fixed assets is the capitalized cost of computer software, digital app software (internal-use software) and website development, including software used to upgrade and enhance the Website and processes supporting the business. The Company capitalizes costs incurred during the application development stage of internal-use software and amortize these costs over the estimated useful life of three to five. Costs incurred related to design or maintenance of internal-use software are expensed as incurred.

During the years ended December 31, 2017 and 2016, the Company capitalized $16 and $654, respectively, of costs associated with internal-use software and website development, both developed by 3rd party contracted developers externally. Depreciation and amortization of property, equipment (including capital leases), and leasehold improvements was $64 and $79 in fiscal 2017 and 2016, respectively. Depreciation and amortization of costs associated with internal-use software and website development was $168 and nil in fiscal 2017 and 2016, respectively.

Upon sale or retirement of assets, cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the consolidated statements of income.

F-10

Website and technology

Website and technology is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. During the website software application development stage, capitalized costs include external consulting costs, cost of software licenses, and internal payroll and payroll-related costs for employees who are directly associated with a software or website project. Upgrades and enhancements are capitalized if they result in added functionality which enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion, and business process reengineering costs are expensed in the period in which they are incurred.

Impairment of Long-lived Assets

Long-lived assets (primarily property and equipment and amortizable intangible assets) are reviewed for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by comparison of the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. Tests for impairment or recoverability require significant management judgment, and future events affecting cash flows and market conditions could result in impairment losses.

Investment

On September 29, 2017, the Company obtained 332,447 common shares as compensation for a lock-up of providing event services under a sponsorship and advertising agreement with Cannabis Sativa, Inc. (OTCQB: CBDS) with a fair value of $1,000,000 as of September 30, 2017 which was based upon the 10-day average as of the execution date of the agreement on September 29, 2017. The value of the shares will be amortized and revenue recognized over the term of the agreement which is from October 15, 2017 to October 15, 2019.

The Company’s investment in CBDS is less than 20% of the outstanding voting stock and significant influence does not exist. The Company elected the fair value option for its investment in Cannabis Sativa, Inc. The fair value of its investment as of December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument at December 31, 2017. The Company recorded a $1,134 increase in fair value of investment securities for the year ended December 31, 2017.

Determination of the Fair Value of Common Stock on Grant Dates

Holding is a private company with no active public market for its common stock. Therefore, the Company has periodically determined for financial reporting purposes the estimated per share fair value of its common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. In conducting the contemporaneous valuations, the Company considered all objective and subjective factors that it believed to be relevant for each valuation conducted, including its best estimate of the business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed, a range of factors, assumptions and methodologies were used. Based on these contemporaneous factors, the fair value of its common subject subsequent to the announcement of the Merger, was primarily based upon the fair value of Origo Acquisition Corp. (“Origo”) common stock as quoted on the Nasdaq website (closing price).

Sequencing

As of February 27, 2017, the Company adopted a sequencing policy whereby all future instruments may be classified as a derivative liability with the exception of instruments related to share-based compensation issued to employees or directors. On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset/event right. The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018. The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange). Due to this sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note. The fair value of derivative liability as of August 10, 2017 and December 31, 2017 was $101 and $86, respectively.

F-11

Segment Information

For all periods presented, the Company’s reportable segments are publishing and Festivals & Events. The Festivals and Events segment involves the promotion of live music events under the trademarked name, Cannabis Cup, in the US in the in rented third-party venues, the production of music festivals and the creation of associated content. The revenue generated by the Festivals and Events segment includes ticket sales, sponsorship and advertising. The Company manages the development of strategic sponsorship programs in addition to the sale of national and local sponsorships and placement of advertising such as signage, promotional programs, rich media offerings, including advertising associated with live streaming and music-related content, and ads across the Company’s distribution network of events and websites.

The Publishing segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The Publishing segment is accounting for 22% and 30% of the Company's total revenues in 2017 and 2016, respectively, and consists of operations related to magazine and digital distribution of content, principally through the Company's website, hightimes.com. Revenues from magazine and digital advertising represented approximately 70% of the segment's revenues in 2017, while circulation revenues represented approximately 22% of the segment's revenues.

High Times is the leading publication for the High Times brand. The magazine content targets primarily the cannabis industry. The Company publishes 12 issues of High Times annually and quarterly special editions.

Magazine Production, Distribution and Fulfillment. The Company produces and prints its magazines under an agreement with Quad Graphics. The vast majority of subscription copies of the magazines are delivered by the U.S. Postal Service. The Company uses Curtis Printing Company for the sales, marketing, billing, collection and distribution services for retail and newsstand sales of the magazines; and Palm Coast for subscription fulfillment services for the magazines.

Digital

Websites

Hightimes.com, is a premier website for cannabis related content, and it offers a vast quantity of continually updated articles and videos. Starting in 2015, the Company invested in a redesign of its website that allows for additional functionality. This, along with other enhancements such as a responsive website design, allows for improved user engagement and expanded advertising inventory, including optimized access from smartphones and tablets.

Digital Editions and Apps

High Times is available on multiple digital platforms. Digital editions are available through Amazon's Kindle Fire and through the Zinio platform. In 2016, digital editions accounted for approximately 4% of all circulation. In addition to the digital editions of the magazine, the Company also produces numerous mobile and tablet applications to further distribution of the magazine and provide for content through creative, accessible platforms to accommodate the growing popularity of smartphones and tablet devices.

F-12

Competition

Publishing is a highly competitive business in an industry undergoing rapid change. The magazines, websites and digital apps compete not only with other similar products, but also with other mass media, websites and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine’s demographic, reader response to advertisers ‘products and services and the effectiveness of the advertising sales staff. In addition, as a result of a shift from print to digital media, the magazines are increasingly face competition for audience and advertising from a wide variety of digital alternatives, including blogs and other do-it-yourself websites and digital applications, social media sites, digital advertising networks and exchanges, and other new media formats. High Times competes for readers and advertising dollars with other cannabis industry related lifestyle magazines and websites. Capturing advertising sales for the digital properties is highly competitive as well. The website www.hightimes.com competes with other how-to, cannabis and lifestyle websites. Competition for digital advertising is based on the number of unique users the sites attract each month, the demographic profile of that audience and the number of pages they view on the site and audience response to advertisers' products and services and the challenge is to attract and retain users through an easy-to-use and content-relevant website.

Virtually all of the Company's revenues are generated in the U.S. and all of the assets reside within the U.S.

Revenue and expenses earned and charged between segments are eliminated in consolidation. The Company’s capital expenditures below include accruals and expenditures funded by outside parties such as landlords.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by; the Company’s management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

There are two principal financial measures reported to the chief executive officer (the chief operating decision maker) for use in assessing segment performance and allocating resources. Those measures are operating profit and EBITDA. Operating profit for segment reporting, disclosed below, is revenues less operating costs and unallocated corporate expenses. Segment operating expenses include allocations of certain centrally incurred costs such as employee benefits, occupancy, information systems, accounting services, internal legal staff, and human resources administration. These costs are allocated based on actual usage or other appropriate methods, primarily number of employees. Unallocated corporate expenses are corporate overhead expenses not attributable to the operating groups. Interest income and expense are not allocated to the segments. In accordance with authoritative guidance on disclosures about segments of an enterprise and related information, EBITDA is not presented in these notes to the financial statements.

Fair Value of Financial Instruments

The carrying amount of the cash and cash equivalents, account receivables from customers, accounts payable, accrued expenses, amounts due to director, line-of-credit, notes payable – related parties, notes payable – third parties and stock-based compensation approximates fair value because of the short maturity and liquidity of those instruments.

Financial assets and liabilities recorded in the accompanying consolidated balance sheets are categorized based on the inputs in the valuation techniques as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2 – Financial assets and liabilities whose values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Financial assets and liabilities whose values are based on unobservable inputs for the asset or liability.

As of December 31, 2017 and 2016, the fair values of cash and cash equivalents, other assets, accounts payable and accrued liabilities approximated their carrying values because of the short-term nature of these assets or liabilities. The estimated fair value of the Company’s Notes prior was based on amortized cost which was deemed to approximate fair value.

F-13

Assets measured at fair value on a nonrecurring basis

The Company’s non-financial assets, such as property and equipment (including software), are not required to be measured at fair value on a recurring basis. The Company evaluates the recoverability of when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any resulting asset impairment requires that the asset be recorded at its fair value.

Common Stock Purchase Warrants and Derivative Financial Instruments

Common stock purchase warrants are classified as equity if the contracts (1) require physical settlement or net-share settlement or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as equity or liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Fair Value Option

The Company has elected the fair value option to account for the ExWorks Loan that was issued on October 31, 2017 and records this at fair value with changes in fair value recorded in the Consolidated Statements of Operations. As a result of applying the fair value option, direct costs and fees related to the ExWorks Loan were recognized in earnings as incurred and not deferred.

The Company has also elected the fair value option for its investment in Cannabis Sativa, Inc. The fair value of its investment as of December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument at December 31, 2017.

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
Convertible notes and accrued interest	3,300,594	-
Warrants to purchase common stock	720,880	-
Options to purchase common stock	1,737,779	-
Total	5,759,253	-

F-14

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances. The Company’s revenue base consists of the sale of tickets for admittance to its Cannabis Cup Events, entrance fees to its Cannabis Cup competitive events, advertising sales, recurring subscriptions to its High Times Magazine®, direct merchandising sales, sponsorship sales and licensing fees. The High Times Group manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

The Company follows certain segment-specific revenue recognition policies that are discussed below.

Festivals, events and competitions:

The Company's Festivals, events and competitions segment includes three categories of revenues, which are recognized as follows:

Cannabis Cup:

The Company earns revenue primarily from the sale of tickets to its Cannabis Cup Events, the sale of entry fees into Cannabis Cup competitions. venue-event sponsorships. Advance tickets to Cannabis Cup Events are sold via third-party ticketing service providers under ticketing agreements. Revenue from the promotion and production of an event in the Festivals and Events segment is recognized after the show occurs. Revenue collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorships and other revenue, which is not related to any single event, is classified as deferred revenue and generally recognized over the operating season or the term of the contract. Generally, sponsorship and advertising are related to a specific event.

For tickets sold to events at the Company’s festivals in the United States, which are collected in advance of the event are recorded as deferred revenue until the event occurs The Company accounts for taxes that are externally imposed on revenue producing transactions on a net basis.

The Company also works with other commercial businesses operating within the Cannabis industry under the Cannabis Cup vendor program by providing vendors with tables and trade booths at a specific Cannabis Cup event, which helps to drive awareness of the vendor’s business by connecting with the Cannabis Cup’s dedicated fan base.

Publishing and advertising:

The Company's primary source of revenue is advertising. Other sources include circulation and other revenues.

Advertising revenues—Advertising revenues are recognized when advertisements are published (defined as an issue's on-sale date). The Company’s advertising revenue contract do not generally include any provisions for rebates or rate adjustments. Advertising revenue is stated net of agency commissions and cash and sales discounts. Digital advertising revenues are recognized ratably over the contract period or as services are delivered.

Circulation revenues—Revenue from subscription contracts for High Times Magazines results from advance payments for subscriptions received from customers and is recognized on a straight-line basis over the life of the subscription contract as issues are delivered. Circulation revenues include magazine single copy and subscription revenue. Single copy revenue is recognized upon publication. Due to historically minimal returns no provision for estimated returns is calculated. Revenues from magazine subscriptions are deferred and recognized proportionately as products are distributed to subscribers.

F-15

Other revenues—Revenues from customer relationship marketing and other custom programs are recognized when the products or services are delivered. In addition, the Company participates in certain arrangements containing multiple deliverables. The guidance for accounting for multiple-deliverable arrangements requires that overall arrangement consideration be allocated to each deliverable (unit of accounting) in the revenue arrangement based on the relative selling price as determined by vendor specific objective evidence, third-party evidence, or estimated selling price. The related revenue is recognized when each specific deliverable of the arrangement is delivered. Brand licensing-based revenues are accrued generally monthly or quarterly based on the specific mechanisms of each contract. Payments are generally made by the Company's partners on a monthly or quarterly basis. Generally, revenues are based on actual sales are reported by partners. Any further adjustments are typically recorded within three months of the initial recording of revenue and have not been material.

In certain instances, revenues are recorded gross in accordance with US GAAP although the Company receives cash for a lesser amount due to the netting of certain expenses. Amounts received from customers in advance of revenue recognition are deferred as liabilities and recognized as revenue in the period earned.

Merchandising and Branding:

The High Times Group licensing operations cover a diverse range of products and live event categories. The High Times Group licenses the High Times® and Cannabis Cup® brands and properties for use on third-party products or services. The High Times Group earns royalties or participates in revenue sharing arrangements with strategic partners, both of which are usually based on a fixed percentage of the wholesale or retail selling price of the products or services.

The e-Commerce retail segment generates revenue primarily from licensing the Company’s branded properties, including trademarks and media content, to third parties for use on consumer merchandise.

Revenue through the on-line store is recognized when the 3rd party reports revenue to the company. Revenue is recorded on a net basis.

Advertising Expense

The Company records advertising expense in the year that it is incurred. Throughout the year, general advertising expenses are recognized as they are incurred, The Company's advertising expenses relate to advertising efforts to increase magazine subscription acquisition efforts and advertising of Cannabis Cup events. Advertising costs are not capitalized and are expensed the first time the advertising takes place. Advertising expense is included in cost of goods for events, and sales and marketing expenses for print and totaled $206 and $84 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Company had no prepaid advertising expense.

Direct Operating Expenses

Direct operating expenses include artist fees, show-related marketing and advertising expenses, royalties paid to clients for a share of service charges, rent expense for events in third-party venues, credit card fees, commissions paid on tickets distributed through independent sales outlets away from the box office, and salaries and wages related to seasonal employees at the Cannabis Cup events along with other miscellaneous costs, these costs are primarily variable in nature. Direct operating expenses for publishing include the costs related to producing and distributing the magazine, inclusive of postage costs.

Income Taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when such a change is enacted. Deferred tax assets are reduced by valuation allowances if the Company believes it is more likely than not that some portion of or the entire asset will not be realized.

F-16

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company has established a policy of including interest related to tax loss contingencies in income tax expense (benefit) in the statements of operations. The Company has not incurred or needed to record any liability, related to interest and penalties during the years ended December 31, 2017 and 2016.

The Company subject to audit by federal and various state jurisdictions, and such jurisdictions may assess additional income taxes based on such audits. Although the Company believes its tax estimates are reasonable, the final determination of any tax audits and any related litigation could be materially different from historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on the operating results or cash flows in the period or periods for which that determination is made.

Loss contingencies

In the normal course of business, the Company are involved in legal proceedings and other potential loss contingencies. The Company accrues a liability for such matters when it is probable that a loss has been incurred and the amount can be reasonably estimated. When only a range of probable loss can be estimated, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The Company expenses legal fees as incurred (see Note 14).

Comprehensive Income

Comprehensive income consists of net earnings and other gains and losses affecting shareholders' equity that, under US GAAP, are excluded from net earnings. The Company has no elements of comprehensive income (loss) in 2017 and 2016.

Recent Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its consolidated financial statements and related disclosures.

F-17

In February 2017, the FASB issued ASU 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Topic 610-20), which clarifies the scope and application of ASC Topic 610-20 on accounting for the sale or transfer of nonfinancial assets, that is an asset with physical value, such as real estate, equipment, intangibles or similar property. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company has not yet evaluated the impact of the adoption of this accounting standard on its financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments – Equity Method and Joint Ventures (Topic 323), which amends the Codification to incorporate SEC staff views regarding recently issued accounting standards and investments in qualified affordable housing projects. The guidance requires registrants to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. ASU 2017-03 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years with early adoption permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect the adoption of ASU 2017-03 to have a material impact our financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions. Adoption of ASU 2017-01 may have a material impact on the Company’s consolidated financial statements if it enters into future business combinations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU requires changes in the presentation of certain items in the statement of cash flows including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for annual periods and interim periods within those annual periods beginning after December 15, 2017, will require adoption on a retrospective basis and will be effective for the Company on January 1, 2018. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU is designed to address simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted this ASU on January 1, 2017 and the adoption did not have a material impact on the consolidated financial statements or related footnotes.

F-18

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB delayed the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In addition, in March and April 2016, the FASB issued new guidance intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. Both amendments permit the use of either a retrospective or cumulative effect transition method and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early application permitted. The Company is assessing the impact of this new standard on its financial statements and has not yet selected a transition method.

Note 3 – Trans-High Corporation Merger Transaction

Effective March 1, 2017, Trans-High Corporation’s stockholders (the “THC Stockholders”) sold 100% of the capital stock of Trans-High Corporation, and indirectly the subsidiaries of Trans-High, under the terms and conditions of a stock purchase agreement (the “THC Acquisition”) with Hightimes Holding Corp., dated February 14, 2017. The transaction price for the THC Acquisition was $42,200 plus 7,723,461 shares of Class A Common Stock of Holding which represent at closing 40% of the “Fully-Diluted Holding Class A Common Stock.”

The purchase price details as follows:

Payment to former THC Stockholders	$10,904
Purchase Note to THC Stockholders	30,000
Payment to retire BAZ Note Payable	1,121
Payment for Legal Costs to Close	175
Total Purchase Price	$42,200

The purchase price was paid with $12,200 in cash (the “Closing Cash Payment”), which included approximately $1,210 used to retire the Line of Credit of THC, plus three-year installment 8% convertible purchase notes payable to the stockholders of Trans-High aggregating $30,000 (the “Sellers Purchase Notes”). The Sellers Purchase Notes accrued interest at a rate of 8% per annum which is payable in quarterly installments with the first payment due on August 28, 2017. The first quarter payment of principal ($1,500), interest ($1,200), and default interest ($54) was made on November 7, 2017. The Company determined that the fair value of the note approximated the principal amount of $30,000 based on the current market rates as of the date of the acquisition. All of the Purchase Notes automatically convert into shares of non-voting Class B Common Stock of Hightimes Holding Corp.

F-19

On October 31, 2017, the Company agreed with the Purchase Noteholders to defer the second payment, which is due on November 28, 2017, to February 28, 2018. Accordingly, the Sellers Purchase Notes shall increase the accrued interest rate to 10% per annum until all installments are paid on a current quarterly basis or the Sellers Purchase Notes are converted to common shares.

The conversion price of the Sellers Purchase Notes shall be equal to the closing day market price of the Class A Common Stock listed on a Qualified Stock Exchange on the first trading day that the automatic conversion of the Sellers Purchase Notes occurs. Accordingly, each holder of Seller Purchase Notes shall receive, following a Conversion Event, that number of additional shares of the Class B Common Stock equal to the result of dividing the then outstanding principal amount of the Purchase Note held by such holder by the per share conversion price.

In addition to the Closing Cash Payment and Sellers Purchase Notes, Holding issued to the THC Stockholders 19,047,990 shares of Class A Common Stock, of which 11,585,196 was purchased back by Holding, leaving the THC Stockholders with a net of 7,462,794 shares of Class A Common Stock, thus providing that such shares, in the aggregate, shall represent at Closing of the Stock Purchase Agreement 40.0% of the issued and outstanding shares of Holding’ Fully-Diluted Common Stock.

 Hightimes Holding Corp. financed the closing cash payment and the working capital through approximately $7,628 contributed to Hightimes Holding Corp. by 58 accredited investors in consideration for an aggregate of 5,307,083 shares of Class A Common Stock, and a $7,500 senior secured revolving debt facility.

The Company evaluated whether the above transaction is a substantive transaction that should be accounted for under ASC 805. Just prior to the close of the transactions, Holding was a newly-formed entity (NewCo) with nominal cash contributed and with the singular purpose to affect the merger transaction with THC. Pursuant to ASC 805-10-55-15, a new entity formed to affect a business combination is not necessarily the acquirer. Since, Holding was formed to issue equity interests to affect a business combination, the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in ASC 805-10-55-10 through 55-14. Management determined that Holding did not have significant recombination activities to qualify Holding to be the accounting acquirer. The business combination of Holding and THC is deemed to be in substance a capital transaction rather than a business combination under ASC 805-10-55-11. For accounting purposes, the historical operations presented are of THC’s operations with Holding consolidated as of March 1, 2017.

For financial reporting purposes, THC has been treated as the “acquirer” and the accounting is akin to a reverse acquisition. Accordingly, the assets and liabilities of THC are reported at their historical cost and the assets and liabilities of Holding were recorded at their historical cost basis. The consolidated financial statements reported herein have been retroactively restated for all periods presented to report the historical financial position, results of operations and cash flows of THC.

The principal on the Sellers Purchase Notes is due and payable quarterly and the first payment was due on August 28, 2017, but was made on November 17, 2017, with the next schedule payment due on November 28, 2017, which has not been paid and was delayed into early 2018 with no fixed scheduled date.

Payment date	Amount	Balance
September 30, 2017	$-	$(30,000)
Payments 2017	3,000	$(27,000)
Payments 2018	6,000	$(21,000)
Payments 2019	4,500	$(16,500)
Payments 2020	$16,500	$-

The February 28, 2017 balance sheet of Holding, as follows:

Cash at closing	$-
Notes receivable from THC	825
Debt issuance costs	50
Total liabilities	886
Total stockholders’ deficit	$(11)

F-20

Note 4 – Origo Acquisition Corporation Merger Transaction

On July 24, 2017, Hightimes Holding entered into a merger agreement, as amended on September 25, 2017 and February 28, 2018 (the “Merger Agreement”) with Origo, that was formed as a special purpose acquisition corporation, or “SPAC.” The Origo ordinary shares currently trade on the Nasdaq Capital Market under the symbol OACQ. On January 24, 2018, the Origo ordinary shares closed at a price of $10.60 on the Nasdaq Capital Market.

Under the terms of the Origo Merger, a newly formed subsidiary of Origo (the “Merger Sub”), will be merged with and into Hightimes Holding, with Hightimes Holding continuing as the surviving entity following the Merger. On or promptly following consummation of the Origo Merger, Origo will seek to convert its jurisdiction of incorporation from the Cayman Islands to the State of Nevada, and change its name to High Times Media Corporation (the “Successor”); in which event, each holder of Origo ordinary shares and warrants will receive an identical number of shares of common stock, $0.0001 par value per share, of the Nevada corporation Successor and an identical number of warrants to purchase such common stock.

Under the terms of the Origo Merger Agreement, the High Times Group is valued at a minimum of $250,000 subject to increase in value for each dollar of net proceeds in excess of $5,000 that the Company raises from subscribers in this Reg A+ Offering. At Closing, the Successor will issue, as Merger Consideration, a minimum of 23,474,178 shares of its common stock to the former holders of Hightimes Holding securities (other than holders of Hightimes Holding stock options) with each share of the Successor valued at $10.65 per share. The Merger Agreement provides that in the event that Hightimes Holding raises net proceeds in excess of $5,000 from any public or private offering of its Class A Common Stock prior to the Merger, the $250,000 valuation of the Hightimes Group would be subject to increase on a dollar-for-dollar basis, with a corresponding increase in the number of shares of Origo Shares of the Successor representing the Merger Consideration. By way of example, if Hightimes Holding is able to raise net proceeds of $17,500 from this Reg A+ Offering, the valuation of the Hightimes Group and the number of Origo Shares representing the Merger Consideration would increase to $262,500 and 24,647,887 Origo Shares, respectively.

The Hightimes Holding securities include (a) all outstanding shares of Hightimes Holding Class A Common Stock, (b) all $28,500 current principal amount of purchase notes issued by Hightimes Holding in February 2017 in connection with its acquisition of THC and its subsidiaries that will be discounted to $21,375 plus accrued interest convert into 2,007,042 Origo Shares, (c) all 1,313,131 shares of Class A Common Stock issuable upon full conversion of the $13.0 million ExWorks Capital Fund I, L.P. convertible note, (d) all 35,211 shares of Class A Common Stock issuable upon full conversion of the $375,000 Bio Cup Music convertible note, and (e) all outstanding warrants to purchase 1,346,318 shares Hightimes Holding Class A Common Stock held by ExWorks. In addition, 1,737,779 Hightimes Holding options will be exchanged for options to purchase shares of common stock of the Successor.

As of January 25, 2018, Origo had 100 million ordinary shares and 1,000,000 preferred shares authorized, of which 2,977,631 ordinary shares (including redeemable shares) and no preferred shares were issued and outstanding. In addition, 4,200,000 ordinary shares were issuable upon exercise of Origo publicly warrants that were subscribed for by its public stockholders that are held in a special trust account. As of January 25, 2018, a total of approximately $17,617 was held in the trust account. All such trust funds are subject to redemption and return to public stockholders in exchange for their ordinary shares following receipt of a proxy statement describing the proposed merger transaction with Hightimes Holding.

Closing of the Origo Merger is subject to a number of conditions, including (i) Origo having net assets, including the net assets of the High Times Group, of not less than $5,000, after all share redemptions and payment of all expenses and closing costs, (ii) approval of the Origo Merger by the holders of a majority of the outstanding ordinary shares of Origo and by a majority of the outstanding Class A Common Stock of Hightimes Holding, and (iii) approval of the continued listing of shares of Origo or its successor in interest on either the Nasdaq Capital Market or the NYSE:MKT exchange. In addition, following the Merger, the surviving entity (Hightimes Holding) will assume responsibility for Origo’s outstanding liabilities. Origo presently owes some $1.26 million in deferred legal fees payable to its counsel, which legal fees, while technically an obligation of Origo, will by default be assumed by the surviving entity following the merger.

F-21

Under the terms of the Origo Merger Agreement, as the Company sold shares of Class A Common Stock in this Reg A+ offering, all of the 20,486,870 currently outstanding shares of Class A Common Stock held by existing Hightimes Holding stockholders will be subject to pro-rata dilution and reduction in respect of the amount of merger consideration they would be entitled to receive in the Origo Merger, based on the total number of shares of Class A Common Stock that the Company sold in either or both offerings prior to the closing of the Merger.

Prior to consummation of the Origo Merger, Origo will consummate a statutory redomestication pursuant to which Origo Acquisition Corporation, a Cayman Islands company (“Origo”), will be converted into a Nevada corporation having the name High Times Media Corporation (the “Successor”). Under the terms of its articles of incorporation, the Successor will be authorized to issue 120,000,000 shares of capital stock, $0.0001 par value per share, of which 100,000,000 shares will be voting Class A common stock, 10,000,000 shares will be non-voting Class B common stock and 10,000,000 shares will be preferred stock containing such rights, privileges and designations as the board of directors may from time to time determine.

In lieu of Origo ordinary shares, each Origo shareholder prior to the Merger will receive an identical number of shares of common stock of the Successor and each Hightimes Holding stockholder, including investors in the Regulation A+ Offering, will receive their pro-rata share of the Merger Consideration in the form of voting common stock of Hightimes Media Corporation and an identical number of warrants and options to purchase such common stock. As used in this Annual Report, all references to “Origo Shares” mean and include the existing Origo ordinary shares and the shares of voting common stock of the Successor.

In the event that the Origo Merger is not consummated by March 12, 2018, Origo will be required to dissolve and liquidate itself. In such event the Company will not consummate the Origo Merger and will seek to complete the Regulation A+ Offering of its Class A Common Stock and list its shares of Class A Common Stock for trading on Nasdaq Origo has acknowledged that will not be able to obtain the required stockholder approval and complete the Origo Merger by March 12, 2018.

On February 28, 2018 the Company signed the second amendment to the Origo Merger agreement. As of the date of this Second Amendment Origo’s Registration Statement on Form S-4 had not been declared effective by the SEC and the required Origo Stockholder Approval Matters had not been obtained. Origo requested that the Company forbear from exercising its right to terminate the Merger Agreement and the Company agreed to change the termination clause to state the following. On written notice by Orio to the Company, if any of the conditions to the Closing set forth in the agreement have not been satisfied or waived by June 12, 2018, assuming Orgio receives the approval of its stockholders for the extension to June 12, 2018, and if such approval has not been obtained, such earlier date as has been approved by Origo s stockholders (stockholders an; provided, however, the right to terminate this Agreement shall not be available to Origo if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; by the Company, immediately upon written notice given by the Company to Origo, at any time from and after April 15, 2018, (the “Company Termination Date”);

On March 12, 2018, the Company held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders approved an amendment (the “Amendment”) to the Company’s Amended and Restated Memorandum and Articles of Association, as amended, extending the date by which the Company must consummate its initial business combination to June 12, 2018 or such earlier date as determined by the Company’s board of directors (the “Extension Amendment”).

F-22

Note 5 – ExWork Convertible Note at Fair Value

To partially finance the High Times Group acquisition, Hightimes Holding, Trans-High and each of the other members of the High Times Group, as borrowers, executed a loan and security agreement with ExWorks Capital Fund I, L.P. (“ExWorks”), dated as of February 28, 2017 (the “Senior Loan Agreement”). At the closing of the acquisition of the High Times Group, ExWorks funded $7,500 to Hightimes Holding and the other borrowers. Under the terms of the Senior Loan Agreement, interest is payable monthly at the rate of 15% per annum, principal installments of $100 per month are payable commencing in September 2017 and the entire outstanding balance of the loan is due and payable on February 28, 2018. The loan is secured by a first priority lien and security interest on all tangible and intangible assets of Hightimes Holding and the High Times Group, and all payments to the Trans-High stockholders under the Sellers Purchase Notes are fully subject and subordinated to the rights of ExWorks and its first lien on the assets of the borrowers. When the loan matures, ExWorks is entitled to an additional fee of $1.2 million, and also received a warrant, exercisable for nominal consideration ($0.001 per share) commencing six months form the Closing of the loan, to purchase shares of Class A Common Stock, representing 2.75% of Hightimes Holding fully-diluted Common Stock immediately prior to the sale of Class A Common Stock in the Regulation A+ Offering.

On August 25, 2017, pursuant to the first amendment to the ExWorks Loan Agreement, ExWorks granted Hightimes Holding an option, exercisable by at any time on or before January 29, 2018, to extend the maturity date of the ExWorks loan to August 28, 2018. If the Company elects to exercise the option, it is obligated to pay ExWorks an additional fee (in addition to the $1.2 million fee) of $600 and issue a second warrant to ExWorks to purchase shares of Class A Common Stock, representing 1.375% of Hightimes Holding fully-diluted Common Stock immediately prior to the sale of Class A Common Stock in the Regulation A+ Offering.

As of October 31, 2017, ExWorks and the High Times Group entered into a Second Amendment to the ExWorks Loan Agreement pursuant to which ExWorks agreed to loan up to an additional $4,000 to the Hightimes Group, thereby increasing the outstanding principal amount of the Indebtedness owed to ExWorks to $11,500. The Company used $2,754 of the proceeds of the additional loan advance to make the installment payment of principal and accrued interest that was due on August 28, 2017 to the holders of the Purchase Notes.

The parties restated the prior $7,500 note payable to ExWorks by issuing to ExWorks a maximum $11,500 senior secured note that is due and payable on February 28, 2018, subject to extension at its option as set forth above. The restated note is convertible at any time prior to the maturity date at the option of ExWorks into Class A Common Stock of Hightimes Holding or upon consummation of the Origo Merger (whether or not the note was previously converted) into Origo Shares. The conversion price is the lower of: (i) 100% of the initial per share offering price per share sold to the public in the Regulation A+ Offering, or (ii) 90% of the per share valuation to Company stockholders in connection with the Origo Merger, or (iii) 90% of the consideration paid per share by any third party in connection with a Sale of Control of Hightimes Holding and subsidiaries. In consideration for the loan increase, the Company issued to ExWorks 39,351 shares of Class A Common Stock, paid a $0.1 million due diligence fee, and agreed upon payment of the loan (in addition to the $1.2 million success fee provided in the original loan agreement) to pay ExWorks an additional $300 Success Fee. Upon completion of the Regulation A+ Offering, the ExWorks note would be convertible, at the option of the holder, into 1,313,131 additional shares of Class A Common Stock of Hightimes Holding.

The ExWork’s Notes are measured at fair value (see Note 8). The Company recorded $13,631 of convertible notes, fair value as of December 31, 2017.

Also, the Company issued ExWorks a warrant to purchase 2.75% of the Company’s fully diluted shares outstanding as of the date the warrant is exercised at fixed exercise price of $0.01 (“Warrant”). The exercise period begins on the earliest of (a) August 31, 2017, (b) the consummation of an Approved Public Listing, or (c) a Change of Control until the February 2022. The warrants did not meet the “fixed for fixed” under ASC 815-40, Contracts in Entity’s Own Equity, therefore, the warrants were classified as a liability. There was no warrant exercised as of December 31, 2017. The fair value of warrant liability was $3,966 as of December 31, 2017 (see Note 8).

The modified terms under the Second Amendment were considered substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. As such, the Second Amendment was accounted for as a debt extinguishment, resulting in a loss on debt extinguishment of $1,231, which is included in other non-operating expense for the year ended December 31, 2017.

F-23

Note 6 – Revolving Line of Credit, Net

In May 2016, the Company entered into a revolving line of credit (“Line of Credit”) with a maximum borrowing of $2,500, and the outstanding balance of the borrowings was $1,200 as of December 31, 2016. The payments under the note are interest only monthly starting June 1, 2016 with the principal and unpaid interest payable on June 1, 2017. The interest rate will be the published Eastern Edition of the Wall Street Journal as the Prime Rate plus 1%. The interest rate will be change at with each change of the Prime Rate. The interest rate charged under the line of credit shall at no time be less than 4.0%. The interest is calculated and payable at the end of each month. The aggregate amount of total borrowings under the Line of Credit may not exceed seventy-five percent of the Company’s eligible accounts receivable, which is defined as all receivables incurred as the Company’s normal course of business and with a due date less than 90 days outstanding among other normal business.

The Company is required to maintain a debt to worth ratio of 1-to-1, debt service coverage ratio of not less than 1.3-to-1. As of December 31, 2016, the Company was in compliance with these covenants.

As part of the closing of the merger on March 1, 2017 the balance of the line of credit was paid off and account was closed.

Note 7 – Convertible Promissory Notes

In February 2016, the company entered into a convertible promissory note (the “Note”) in the amount of $1,000 with interest payable at 10.0% per annum. The note was due and payable on August 1, 2017 (“Maturity Date”). Also, the Company issued a series A warrant and a series B warrants.

Under certain events, the holder can convert the Note into 1.2% (the “Conversion Rate”) of the outstanding number of shares of common stock of the Company calculated on a fully-diluted basis immediately following the issuance to the holder based on a $100 million pre-money valuation of the Company. However, in the event of the valuation of the Company is less than $100 million at any time prior a conversion of the Note, the Conversion Rate shall be proportionally increased based on the proportional decrease in the valuation of the Company, and in no event, shall there be a reduction in the conversion price if the valuation of the Company exceeds $100 million at any time while the Note remains outstanding.

The series A warrant to purchase a number of shares equal to 1.4% (“Exercise Rate”) of the outstanding number of shares of common stock of the Company calculated on a fully-diluted basis immediately following the issuance to the holder based on a $100 million pre-money valuation, at an exercise price of $1,000 for all of the warrant shares. In the event that the valuation of the Company is less than $100 million at any time prior to the exercise of the series A warrant, the Exercise Rate shall be proportionally increased based on the proportional decrease in the valuation of the Company and in no event, shall there be a reduction in the Exercise Rate if the valuation of the Company exceeds $100 million at any time while the series A warrant remains outstanding. The series A warrant becomes exercisable only in the event the Company defaults on the Note.

The series B warrant has exactly the same structure and terms as the series A warrant, however the number of shares is determined as 0.4% (“Exercise Rate’) of the fully fully-diluted basis immediately following the issuance to the holder based on a $100 million pre-money valuation, and the consideration for the exercise is payable in cash equal to $0.01 per series B warrant share.

Since the Note has a convertible feature with a variable number of shares upon conversion and the series A and B warrants have a variable number of shares, the Company has evaluated the Note and series A and B warrants in accordance with ASU 470 Debt and ASC 815, Fair Value. Based on management’s evaluation the Note and series A and B warrants it was determined that the conversion feature variable share issuance did not constitute an embedded derivative at the time of issuance of the instruments. In March 2017, the Note was fully paid off.

F-24

The Company issued convertible promissory notes in the aggregate amount of approximately $781 to ten accredited individual investors. The convertible promissory notes accrue interest at a rate of 8% per annum with all accrued and unpaid interest and principal due and mature on March 31, 2017. The convertible promissory notes are convertible into shares of the Company’s common stock at a conversion rate of $2.52 per share. The Company determined that there was no beneficial conversion feature as the conversion rate of the convertible notes exceed estimated fair value of the Company’s common stock. The proceeds from these convertible promissory notes were advanced to THC prior to February 28, 2017. The convertible notes also convert on upon the Company’s closing of the acquisition of THC. The notes converted into 598,149 shares of the Company’s common stock.

On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset-event right. The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018. The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange). Due to the sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note (see Note 8).

Note 8 – Fair Value Measurement

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2017, 720,880 warrants with a balance of approximately $3,966, was classified as Level 3 instruments. The exercise price of the warrants is $0.01 per share. On February 27, 2017, the fair value of the warrants amounted to $570 as determined based upon the fair value of the Company’s common stock. The December 31, 2017 fair value of the warrants was determined based upon the fair value of Origo's common stock as quoted on the Nasdaq website (closing price, adjusted for the stock split), and accounted for $3,396 for the year ended December 31, 2017 as the loss due to change in fair value of warrant derivative liability. The ExWork's warrants is measured at fair value using the Black-Scholes valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy as of December 31, 2017 is as follows:

Date of valuation	December 31, 2017
Strike price	$0.01
Stock price	$5.51
Term	4.16
Risk-free interest rate	2.20%
Volatility	58.28%

The ExWork’s Notes are measured at fair value using the Monte Carlo simulation valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy is as follows:

Date of valuation	October 31, 2017	December 31, 2017
Stock price	$10.67	$10.64
Term	0.33	0.16
Risk-free interest rate	1.19%	1.33%
Interest rate	15%	15%

The Company recorded a loss of $1,117 due to the change in fair value of convertible notes for the year ended December 31, 2017.

F-25

The $375 of convertible note issued on August 10, 2017 is measured at fair value using the Black-Scholes valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy is as follows:

Date of valuation	August 10, 2017	December 31, 2017
Strike price	$10.50	$10.60
Term	1.39	1.00
Risk-free interest rate	1.89%	1.76%
Volatility	56.35%	56.35%

The Company recorded $101 of derivative liability on August 10, 2017. The change in fair value of derivative liability is a gain of $15 for the year ended December 31, 2017.

The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s Management.

The Company measures the following financial assets at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during any of the periods presented. The following tables set forth the Company’s financial assets and liabilities carried at fair value categorized using the lowest level of input applicable to each financial instrument as of December 31, 2017 and 2016:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$118	$118	$—	$—
Equity Securities	2,134	2,134	—	—
	$2,252	$2,252	$—	$—

Liabilities:
Warrant liability	3,966	—	—	3,966
Convertible Notes	$14,027	$—	$—	$14,027
	$17,993	$—	$—	$17,993

Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$1,456	$1,456	$—	$—
	$1,456	$1,456	$—	$—

F-26

The following table provides a roll-forward of the fair value of the derivative liability:

Balance at December 31, 2016	$—
Original fair value	671
Net Change in fair value of derivative liability, expense	3,380
Balance at December 31, 2017	$4.051

The following table provides a roll-forward of the fair value of the convertible notes:

Balance at December 31, 2016	$—
Original fair value	12,514
Net Change in fair value of convertible notes	1,117
Balance at December 31, 2017	$13,631

Note 9 – Fixed Assets and Technology, Net

Website and technology are recorded at cost and presented net of depreciation.

The components of fixed assets and technology consist of the following:

	December 31,
	2017	2016
Furniture and equipment	$374	$374
Leasehold improvements	-	38
Software	99	83
Website design	388	388
Digital App	278	278
Total property, plant and equipment	1,139	1,161
Less: Accumulated depreciation and amortization	(468)	(274)
Fixed assets and technology, net	$671	$887

Assets under capital lease contracts were $124 and $124 in 2017 and 2016, respectively. Depreciation and amortization expenses related to fixed assets and technology were $232 and $79 for 2017 and 2016, respectively. $38 of leasehold improvement was disposed in August 2017. This disposal did not result in the recording of any gain or loss, as the improvements were completely amortized at the time of disposal, and no cash was received in the transaction.

Note 10 – Prepaid Expense and Deferred Costs.

Prepaid Expense and deferred costs consisted of the following:

	December 31,
	2017	2016
Deferred costs - festivals	$87	$45
Deferred costs - publishing	222	292
Prepaid expenses	49	-
Total Deferred costs and prepaid expense	$358	$337

F-27

Note 11 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,
	2017	2016
Accounts payable	$3,139	$1,149
Accrued interest	1,194	-
Due to employees	467	579
Unclaimed property liability	4	-
Customer credit refund	85	-
Deferred and accrued rent	10	37
Other accrued liabilities	260	182
Total accounts payable and accrued liabilities	$5,159	$1,947

Note 12 – Related Party Transactions

Deferred Compensation

At December 31, 2017, there was deferred compensation related to one employee totaling approximately $275 (including related employer taxes). At December 31, 2016, there was deferred compensation related to six employees totaling approximately $399 (including related employer taxes), and this was paid out at the merger close date of March 1, 2017.

Notes payable

At December 31, 2017, there was $267 of notes payable to related party. At December 31, 2016, there was $555 of notes payable to related party.

 Note 13 – Stockholders’ Equity

The total number of shares of all classes of stock which the Company shall have authority to issue is 55,000,000 shares, which includes (i) 50,000,000 shares of common stock, $0.0001 par value per share and (ii) 5,000,000 shares of preferred stock, $0.0001 par value per share. 40,000,000 shares of the Common Stock shall be designated as Class A common stock and 10,000,000 shares of the common stock shall be designated as Class B common stock.

The Certificate of Incorporation of Hightimes Holding Corp. was amended in January 2018 to provide authorized capital stock of 110, 000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share. An aggregate of 100,000,000 shares of Common Stock are designated as Class A voting Common Stock and 10,000,000 shares of Common Stock are designated as Class B non-voting Common Stock. The 10,000,000 shares of authorized preferred stock may be issued in one or more series containing such rights, preferences and privileges as the Hightimes Holding Board of Directors may, from time to time, designate. No shares of Preferred Stock have been issued.

The Class B common stock shall be non-voting and the holders of Class B common stock shall not be entitled to vote on any matter requiring the affirmative vote or consent of stockholders of the Company, including, without limitation, the election of directors and for all other company purposes. There are no issued or outstanding shares of common stock – Class B.

F-28

Issuance of Common Stock

In separate private placement offerings, the Company sold approximately 5,308,000 shares of the Company’s common stock for proceeds of approximately $7,629 in the first round at price of $2.18 a share and sold in a second round approximately 201,000 shares of the Company’s common stock for proceeds of approximately $1,382 or $6.87 per share.

Also, the Company issued approximately 6,268,000 shares in the Company’s common stock for a value $7,340. This breaks out into approximately 6,007,000 shares of the Company’s common stock for compensation expense of approximately $6,689, for consultants and officers of the Company, and approximately 261,000 shares issued for interest with a value of approximately $650 of the Company’s common stock to complete the payoff of the BAZ loan and value shares to investors. The company issued approximately 39,000 shares for the ExWork loan of credit. Additionally, the $781 of convertible notes converted into approximately 598,000 shares of the Company’s common stock upon the Company’s closing of the acquisition of THC.

Advertising Agreement

On August 31, 2017, the Company had entered into an online sales representative agreement with Green Rush Daily Inc, ("Green Rush”). Green Rush is a daily on-line publication providing news for all information relating to cannabis, including guides and strain review, products and health news. Under the terms of the agreement Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. All fees received from advertisers on the Green Rush website are to be split 70% to THC and 30% to Green Rush. Hightimes Holding had issued to Scott McGovern, sole shareholder of Green Rush, an aggregate of 577,651 shares of Class A Common Stock.

The Company and Green Rush have fully rescinded this advertising agreement and the common shares were returned to the Company.

Shareholder Distributions

As part of the acquisition of THC, the Company issued approximately $10,904 of cash to repurchase 11,585,196 THC shares and issued convertible purchase notes of $30,000 to the THC shareholders. Since the Company has treated the acquisition as a reverse acquisition with THC being the accounting acquirer, the cash payment and convertible purchase notes were accounted for as distribution to the shareholders. Accordingly, the Company reduced additional-paid-capital by $16,673 and a charge to accumulated deficit of $24,231 as deemed dividend on repurchase of THC shares.

Stock Options

Under the 2016 High Times Groups Incentive Stock Option Plan, an aggregate of 2,896,299 shares of Class A Common Stock are authorized for issuance. On December 18, 2017, the board of directors of HTH issued a total of 1,737,779 stock options, of which 366,864 options were granted to Adam E. Levin and an aggregate of 1,370,915 stock options were granted to other executive officers and directors of HTH and its subsidiaries. All options granted are exercisable at $5.45 per share, the fair value of Origo’s common stock as quoted on the Nasdaq website (closing price, adjusted for the stock-split).

So long as the holder of the options remain as an officer or director of HTH, the options vest over a period of three years, to the extent of one-third of all granted options as of December 18, 2018 (the first anniversary of the date of grant) and thereafter on a quarterly basis over the remaining eight quarters. At such time as the option holder ceases to be an officer or director of HTH, such person must exercise his or her option within six months following termination of employment or services as a director.

F-29

A summary of the Company’s option activity and related information for the years ended December 31, 2017 is as follows:

	Total options outstanding	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at December 31, 2016	-	$-	-	$-
Granted	1,737,779	5.54	10.0	-
Outstanding at December 31, 2017	1,737,779	$5.54	10.0	$-
Options vested and exercisable at December 31, 2017	579,260	$5.54	10.0	$-

The Company expects that all outstanding unvested options will vest. The fair value of the options granted during the year ended December 31, 2017 was based on the following assumptions:

December 31, 2017
Risk-free interest rate	2.17% - 2.30%
Expected stock-price volatility	58.39% - 62.26%
Expected term (years)	5.68
Expected dividend yield	-
Stock price	$5.54

Estimated future stock-based compensation expense relating to unvested stock options is as follows:

Future Stock Option Compensation Expenses
Year ended December 31, 2018	$2,335
Year ended December 31, 2019	879
Year ended December 31, 2020	269
Total	$3,483

The weighted average remaining contractual term of exercisable options is approximately 10.0 years at December 31, 2017.

During the years ended December 31, 2017 and 2016, Company recorded compensation expense of $8,430and $0, respectively, related to stock-based compensation ($6,689 in Consultant Equity Compensation and $1,751 in Employee Option Compensation expense in the year ending December 31, 2017).

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Note 14 – Commitments and Contingencies

The Company leased office space in New York City. The lease agreement, dated December 17, 2012, was set to expire on March 31, 2018 and the monthly rent as of December 31, 2016 was $28 per month plus 1.29% of common operating costs. The Company terminated this lease as of August 31, 2017.

The Company leased sales office space in Los Angeles. The lease agreement dated October 1, 2016 expired on October 31, 2017 and had an option to extend at end of term for 1 year. The monthly rent as of December 31, 2016 was $5 per month. The Company did not pick up the option, and the lease terminated October 31, 2017.

Trans-High also leases approximately 1,000 square feet of executive offices and production space at 119 West 24th Street – 2nd Floor, NY, NY 10011 under a sublease expiring in April 2018. Monthly rent is $13. The sublessor is Green Rush Daily, Inc., a company owned by Scott McGovern, Senior Vice President of Publishing of THC and its subsidiaries.

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 of approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10. The lessor is Pride Media, Inc, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company

Future minimum lease payments under non-cancelable operating leases as of December 31, are as follows:

For the Years ending December 31,	Amount
2018	$161
2019	120
2020	120
2021	111
Total minimum future lease payments	$512

Rent expense for the years ended December 31, 2017 and 2016, was approximately $421 and $421, respectively.

Also, the Company purchased certain furniture and equipment under a non-cancelable lease, which was accounted for as a capitalized lease obligation.

The minimum payments under the capitalize lease obligation are as follows:

	Principal	Interest	Total
Year ending 2018	$25	$7	$32
Total minimum lease payments	25	$7	$32
Less current portion	25
Long-term portion of minimum lease obligations	$-

Legal Matters

From time to time, the Company becomes the subject of litigation that is incurred in the ordinary course of its business.

THC Group is involved in a pending litigation in New York State Supreme Court with a former employee who alleges that Trans-High breached his employment agreement and seeks damages of $6,000. THC Group has counterclaimed against the former employee. The dispute is in the discovery stage. High Times Group believes that it has valid defenses and intends to vigorously defend this action.

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Note 15 – Income Taxes

The Company had no income tax expense due to operating loss incurred for the years ended December 31, 2017 and 2016.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which makes broad and complex changes to the U.S. tax code. Certain of these changes may be applicable to the Company, including but not limited to, reducing the U.S. federal corporate tax rate from 34 percent to 21 percent, creating a new limitation on deductible interest expense, eliminating the corporate alternative minimum tax (“AMT”), modifying the rules related to uses and limitations of net operating loss carryforwards generated in tax years ending after December 31, 2017, and changing the rules pertaining to the taxation of profits earned abroad. Changes in tax rates and tax laws are accounted for in the period of enactment. The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, the Company has recorded a decrease related to deferred tax assets of approximately $1.3 million dollars exclusive of the corresponding change in the valuation allowance, for the year ended December 31, 2017. Due to the full valuation allowance on the deferred tax assets, there is no net adjustment to deferred tax expense or benefit due to the reduction of the corporate tax rate.

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2017 and 2016 are comprised of the following:

	December 31,
	2017	2016
Deferred tax assets/(liabilities):
Net operating loss carryforwards	$3,153	$1,297
Other	(124)	(33)

Total deferred tax assets	3,029	1,265
Valuation allowance	(3,029)	(1,265)
Deferred tax assets, net of allowance	$-	$-

At December 31, 2017, the Company had net operating loss carry forwards for federal and state tax purposes of approximately $11.6 million which expires in 2037. Prior to the merger, the Company had generated net operating losses, which the Company’s preliminary analysis indicates would be subject to significant limitations pursuant to Internal Revenue Code Section 382. The Company has not completed its IRC Section 382 Valuation, as required and the NOL’s because of potential Change of Ownerships might be completely worthless. Therefore, Management of the Company has recorded a Full Valuation Reserve, since it is more likely than not that no benefit will be realized for the Deferred Tax Assets.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. In case the deferred tax assets will not be realized in future periods, the Company has provided a valuation allowance for the full amount of the deferred tax assets at December 31, 2017. The valuation allowance increased by approximately $1.8 million as of December 31, 2017.

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The expected tax expense (benefit) based on the U.S. federal statutory rate is reconciled with actual tax expense (benefit) as follows:

	For the years ended December 31,
	2017	2016
Statutory federal income tax rate	(34.0)%	(34.0)%
State taxes, net of federal tax benefit	(5.1)%	(5.1)%
Federal tax rate change	12.0%	-%
Option grants	14.4%	-%
Loss on debt extinguishment	1.9%	-%
Change in fair value of derivative liability	5.4%	-%
Change in fair value of convertible debt	1.8%	-%
Meals and entertainment	-%	0.4%
Other	-%	0.5%
Change in valuation allowance	3.6%	38.2%
Income tax benefit	-%	-%

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2017.

Note 16 – Business Segment Information

The Company is a diversified media company focused primarily on the cannabis industry marketplace. On the basis of products and services, the Company has established two reportable segments: national media and festivals and event production. The publishing and advertising segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The festivals and event media segment consist primarily of the operations of festivals, (i.e., the Cannabis Cup). Virtually all of the Company's revenues are generated in the U.S. and substantially all of the assets reside within the U.S. There are no material intersegment transactions.

Non-cash items included in segment operating expenses are depreciation and amortization of fixed and intangible assets.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, the Company’s management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

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The following table presents financial information by segment:

	For the Years ended December 31,
	2017	2016
Revenues
Festivals, events and competitions	$11,037	$9,938
Publishing and advertising	3,192	4,303
Other	252	367
Total revenues	$14,481	$14,608

Segment profit (loss)
Festivals, events and competitions	$(4,485)	$(3,236)
Publishing and advertising	762	393
Unallocated corporate	(9,887)	37
Loss from operations	(13,610)	(2,806)
Other income (expense)	(11,084)	(120)
Loss before income taxes	$(24,694)	$(2,926)

Note 17 – Subsequent Events

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through April 2, 2018, the date the financial statements were available to be issued. The following significant events occurring after December 31, 2017 are discussed below.

ExWork Note

On February 8, 2018, ExWorks and the Hightimes Group entered into a Third Amendment to the ExWorks Loan Agreement. Pursuant to the Third Amendment (a) ExWorks increased the outstanding principal amount of the loan to the Hightimes Group by $1,500, from $11,500 to $13,000, (b) the amendment changed the now $13,000 senior secured convertible note to mature on February 28, 2020, (c) in addition to the existing ExWorks warrant issued in February 2017, Hightimes Holding issued to ExWorks an additional five year warrant to purchase an additional 2.25% of its fully-diluted Class A Common Stock prior to the Regulation A+ Offering at an exercise price of approximately $5.28, which is determined by dividing $135,000 by such fully diluted Class A Common Stock 5.0%, and (d) the Company increased the success fee payable to ExWorks under the prior loan agreement from $1,500 to $2,800; provided, that to the extent that the ExWorks loan remains outstanding after February 28, 2019, such fee is subject to increase by an amount equal to 10% of the then outstanding debt owed to ExWorks. Under the Third Amendment to the ExWorks Loan Agreement, the Company will be obligated to meet certain financial covenants include maintaining cash and immediately marketable securities equal to outstanding debt after February 28, 2019.

Equity Raising

Subsequent to December 31, 2017, the Company sold additional shares post the close of March 31, 2018 of approximately 185,362 shares of the Company’s Class A common stock for total proceeds of approximate $1,274.

Green Rush Daily.

THC entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news in August 2017. Under the terms of the agreement, Green Rush appointed THC as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, THC entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the THC Group.

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The Company did not record the impact of the online sales representative agreement with Green Rush Daily Inc. as of December 31, 2017, because such agreement was rescinded on March 28, 2018.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement. THC acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by THC. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Stock Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties amended and restated the employment agreement with Mr. McGovern on March 28, 2018. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by THC that are to be mutually agreed upon between Mr. McGovern and the THC board of directors by March 31, 2018. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by THC “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern also was granted stock options to purchase 289,630 shares of Class B non-voting Common Stock as approved by the Board on December 18, 2017 at an exercise price of $5.54 per share, as per the Company valuation policy of following the closing price of the Origo shares on the date of grant, and vesting in thirds on each of December 18, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

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Item 8. EXHIBITS

The Exhibits filed by Hightimes Holding Corp. to its Form 1-A and related Offering Circular in connection with its proposed Reg A+ Offering, as filed with the SEC on February 28, 2018, and to its Form 1-U filed with the SEC on March 30, 2018 are incorporated by this reference in this Annual Report on Form 1-K.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles California on April 9, 2018.

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adam E. Levin	Chief Executive Officer	April 9, 2018
Adam E. Levin	(Principal Executive Officer)

/s/ David Newberg		April 9, 2018
David Newberg	(Principal Financial Officer and Principal Accounting Officer)

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